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INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on January 27, 2011

(Registration No. 333-164109)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 2 to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Pioneer Financial Services, Inc.
(Exact name of Registrant as specified in its charter)

MISSOURI (State or other jurisdiction of incorporation or organization)	6141 (Primary Standard Industrial Classification Code Number)	44-0607504 (I.R.S. Employer Identification No.)

4700 BELLEVIEW AVENUE, SUITE 300
KANSAS CITY, MISSOURI 64112
(816) 756-2020
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

THOMAS H. HOLCOM
CHIEF EXECUTIVE OFFICER
4700 BELLEVIEW AVENUE, SUITE 300
KANSAS CITY, MISSOURI 64112
(816) 756-2020
(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

JOHN A. GRANDA
KENDA K. TOMES
STINSON MORRISON HECKER LLP
1201 WALNUT STREET
KANSAS CITY, MISSOURI 64106
(816) 842-8600

Approximate date of commencement of proposed sale to public:
As soon as practicable after this registration statement becomes effective.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box ☒

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         Indicate by a check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION DATED JANUARY 27, 2011

$25,000,000 Investment Notes
Minimum Investment of $10,000

        Pioneer Financial Services, Inc. ("PFS"), a Missouri corporation, is a wholly owned subsidiary of MidCountry Financial Corp., a Georgia corporation ("MCFC"). PFS, with its wholly owned subsidiaries (collectively "we," "us," "our" or the "company"), is offering up to $25,000,000 in aggregate principal amount of our investment notes ("notes" or "investment notes") on a continuous basis. This offering will terminate on                , 2013 unless terminated earlier at our discretion. Unless otherwise agreed upon, the notes will be offered in maturities ranging from 12 to 120 months, with a minimum investment of $10,000.

        We are offering the notes through our officers and employees without an underwriter and on a continuous basis. We do not have to sell any minimum amount of notes to accept and use the proceeds of this offering. There is no assurance that all or any portion of the notes we are offering will be sold. We have not made any arrangement to place any of the proceeds from this offering in an escrow, trust or similar account, and thus you will not be entitled to the return of your investment. There is no public trading market for the notes and it is very unlikely that any trading market will develop, and no assurance can be given that the notes may be resold at any price. We have the right to reject any subscription, in whole or in part.

        We will disclose the interest rates at which notes will be offered, from time to time, in supplements to this prospectus. However, any such change will not affect the interest rate of any notes purchased prior to the effective date of the change. We will pay or compound interest on the notes annually. Holders of notes may elect to receive monthly interest payments in return for a 1/2% reduction in the interest rate of the note. Qualified investors may establish individual retirement accounts, simplified employee pension accounts, Roth IRAs and Coverdell education savings accounts with us in which to hold their notes.

        You should read this prospectus and the applicable prospectus supplement carefully before you invest in the notes.

        These notes are our unsecured, subordinated obligations. Payment of the notes is not insured or guaranteed by the Federal Deposit Insurance Corporation, any governmental or private insurance fund, or any other entity. We do not contribute funds to a separate account such as a sinking fund to repay the notes upon maturity. We may redeem the notes in whole or in part any time prior to maturity at a price equal to the principal amount thereof plus accrued interest to the purchase date.

        As of the date of this prospectus we have sold $21,635,000 of the $25,000,000 in Investment Notes we initially registered on Form S-1, which was declared effective on January 21, 2010, leaving us with $3,365,000 available to be sold pursuant to the Prospectus.

        See "Risk Factors" beginning on page 8 for certain factors you should consider before buying the notes.

        These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discount And Commission	Proceeds to Company

Per Investment Note	100%	None	100%

Total	100%	None	$25,000,000(1)

(1)
We will receive all of the proceeds from the sale of the notes, which, if we sell all of the notes covered by this prospectus, we estimate will total approximately $24,375,000 after offering expenses.

The date of this Prospectus is January     , 2011

        You should rely only upon the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell notes only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the notes.

PROSPECTUS SUMMARY

        This summary highlights selected information and does not contain all the information that may be important to you. You should carefully read this prospectus, any related prospectus supplement and the documents we have referred you to in "Where You Can Find More Information" on page 42 before making an investment in the notes, including the "Risk Factors" section beginning on page 8. In this prospectus, references to "Pioneer," "we," "us" and "our" refer to Pioneer Financial Services, Inc. and our subsidiaries.

 Our Company

        On a worldwide basis, we purchase consumer loans made exclusively to active-duty or retired career U.S. military personnel or U.S. Department of Defense employees. We purchase primarily from two different types of sources. Our largest source of military loans is the Military Banking Division of MidCountry Bank ("MCB") (a wholly-owned subsidiary of our parent and referred to throughout as "MBD"), an affiliate who originates direct loans through a network of loan production offices and via the Internet; military families use these loan proceeds to purchase goods and services. We also purchase retail installment contracts from retail merchants that sell consumer goods to active-duty or retired career U.S. military personnel or U.S. Department of Defense employees. We plan to hold these military loans and retail installment contracts until repaid.

        Finance receivables, whether originated or purchased, are effectively unsecured and consist of loans originated by us or purchased from MBD and retail merchants. All finance receivables have fixed interest rates and typically have a maturity of less than 48 months. At acquisition, the size of the average finance receivable that we own was approximately $3,322 during fiscal year 2010. A large portion of our customers are unable to obtain financing from traditional sources due to factors such as age, frequent relocations and lack of credit history. These factors may not allow them to build relationships with traditional sources of financing.

        We were incorporated in Missouri in 1932, and our principal corporate office is located at 4700 Belleview, Suite 300, Kansas City, Missouri 64112-1359. The telephone number at that address is (816) 756-2020. Information about us can be found at www.investpioneer.com. We do not intend for the information contained on this website to be a part of this prospectus.

The Offering

Securities Offered	We are offering up to $25,000,000 in aggregate principal amount of our investment notes. The notes are governed by an indenture between us and U.S. Bank National Association, the trustee for the notes. The notes generally have maturities ranging from 12 to 120 months. Interest rates and terms on notes in a principal amount equal to or in excess of $100,000 will be negotiated on a case-by-case basis based upon our financial requirements, the term of the investment and prevailing interest rates. The notes do not have the benefit of a sinking fund. See "Description of Investment Notes—General."

Interest Rate and Payment	The interest rate on each note will be based upon current market conditions, our financial requirements, principal amount of the note and the term to maturity chosen by the purchaser. Interest will begin to accrue on the date we issue the note. At the option of the note holder, we will pay or compound interest annually. Holders of notes may elect to receive monthly interest payments in return for a 1/2% reduction in the interest rate of the note. Once issued, the interest rate applicable to a note will not change prior to maturity. See "Description of Investment Notes—Interest."
Maturity and Renewal
The notes will mature on the date specified on the investment note certificate. So long as there is an effective registration statement on file with the SEC and the securities commissions of the states in which the notes are sold, we currently intend to renew the notes upon maturity unless they are presented for payment by the holder. The principal amount of the renewed note will equal the principal amount of the note on the maturity, plus all accrued and unpaid interest. The term of a renewed note will be equal to the original term of the note, and the interest rate of the note will be equal to the interest rate we are then paying on notes of a like term and principal amount. At least 20 days prior to the maturity date of a note, we will send the note holder (a) a written notice reminding the holder of the pending maturity of the note and that it will be renewed unless the holder requests repayment in writing within 20 days after the maturity date and (b) a copy of the current prospectus for the notes setting forth the current rates. The notice will also state the place where the note may be surrendered for payment.
Redemption at Our Option
We may redeem the notes at our option, in whole or in part, at any time prior to maturity, at a price equal to 100% of the principal amount of the notes, plus accrued interest on a daily basis to the redemption date. We will pay no premium upon redemption of the notes. Notes may not be redeemed by note holders prior to maturity. See "Description of Investment Notes—Redemption at the Option of Pioneer."

Subordination	Upon the maturity of our senior indebtedness, by lapse of time, acceleration or otherwise, all of our senior indebtedness must be paid in full before any payment is made upon the notes. "Senior indebtedness" is generally defined under the indenture as any debt or liability for money borrowed, regardless of when incurred or created, that is not expressly subordinate or equal in right of payment to the notes. The notes are equal in right of payment to all of our outstanding junior subordinated debentures and investment notes purchased prior to December 31, 2006. There are no restrictions in the indenture that would prevent us from incurring additional senior indebtedness or other indebtedness. As of September 30, 2010, we had approximately $232 million of senior indebtedness outstanding and approximately $40.0 million of investment notes and accrued interest outstanding. See "Description of Investment Notes—Subordination."
Events of Default
Under the indenture, an event of default is generally defined as a default in the payment of principal or interest on the notes that is not cured after 10 days' written notice, our becoming subject to certain events of bankruptcy or insolvency, or our failure to comply with provisions of the notes or the indenture and the failure is not cured or waived within 60 days after receipt of a specific notice.
Transfer Restrictions	Transfer of a note is effective only upon the receipt of valid transfer instructions by the registrar from the note holder of record.
Types of Accounts
We are qualified to serve as custodian for IRAs, SEPs, Roth IRAs, and Coverdell education savings accounts. Qualifying investors may choose to establish one of these accounts with us to hold their notes.
Trustee	U.S. Bank National Association is a trust company organized and existing under the laws of the state of Missouri.
Use of Proceeds
If all the notes offered by this prospectus are sold we expect to receive approximately $24,375,000 in net proceeds after deducting all costs and expenses associated with this offering. We intend to use substantially all of the cash proceeds from this offering to fund the acquisition of military loans from MBD and the retail installment contracts from retail merchants. Additional proceeds, if any, will be used for general corporate purposes.

Suitability	The notes will be sold only to investors that have a gross income of $65,000 and a net worth of $65,000 (exclusive of home, home furnishings and automobiles); or a net worth of $150,000 (exclusive of home, home furnishings and automobiles); and no more than 10% of their liquid net worth invested in the notes, unless the investor is defined as an accredited investor under Rule 501 of Regulation D under the Securities Act of 1933 in which case these requirements will not apply. See "Plan of Distribution" on page 40.
Risk Factors
See "Risk Factors" beginning on page 8 and other information included in this prospectus and any prospectus supplement for a discussion of factors you should carefully consider before investing in the notes.
Ratio of Earnings to Fixed Charges	See "Summary Consolidated Financial Data" on page 7.

Summary Consolidated Financial Data

        The following table summarizes the financial data of our business. You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes included elsewhere in this prospectus. The data as of, and for the fiscal years ended September 30, 2010, 2009 and 2008, as of and for the periods ended September 30 and May 31, 2007, and the fiscal year ended September 30, 2006 has been derived from our audited consolidated financial statements and related notes.

	Successor(4)				Predecessor(4)
	As of and for the Year Ended September 30, 2010	As of and for the Year Ended September 30, 2009	As of and for the Year Ended September 30, 2008	As of and for the Period from June 1 - Sept 30, 2007	As of and for the Period from Oct 1 - May 31 2007	As of and for the Year Ended September 30, 2006
		(dollars in thousands, except per share amounts)
Consolidated balance sheet data:
Finance receivables, net(1)	$329,957	$313,930	$271,730	$236,235	$241,631	$247,369
Total assets	399,104	385,325	352,643	308,687	275,096	268,462
Senior indebtedness(2)	232,041	241,957	222,000	184,392	191,123	183,818
Investment notes	40,028	33,306	34,904	36,074	35,612	33,793
Subordinated debt parent	11,900	—	—	—	—	—
Total equity	106,532	100,487	88,544	81,571	32,045	39,010
Consolidated statement of operations data:
Finance income	$105,460	$99,690	$83,843	$25,319	$53,171	$73,065
Insurance and debt protection income	6,296	4,387	3,941	1,493	3,313	3,375
Total revenue	111,757	104,078	87,791	26,814	57,605	77,641
Provision for credit losses	22,433	23,454	21,912	11,368	21,101	18,276
Interest expense	18,019	17,855	16,364	5,498	10,547	14,249
Income (loss) before income taxes	25,784	20,754	13,151	(1,293)	4,968	12,713
Net income (loss)	16,562	13,337	7,774	(822)	3,035	8,099
Ratio of earnings to fixed charges(3)	2.43	2.16	1.80	0.76	1.47	1.89

(1)
Finance receivables, net are presented net of unearned finance charges, unearned insurance commissions and discounts on purchases of retail installment contracts.

(2)
Consists of bank debt outstanding under our secured senior lending agreement.

(3)
The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For the purpose of this ratio, "earnings" is determined by adding pretax income to "fixed charges." for this purpose, "fixed charges" consists of interest on all indebtedness. The ratio for the Successor period June 1 to September 30, 2007 was deficient by $1.3 million, due to a one-time charge-off of $4.5 million when we implemented the change in our charge-off methodology. See "Credit Loss Experience and Provision for Credit Losses" section.

(4)
We were acquired on May 31, 2007 by MidCountry Financial Corp., a Georgia corporation ("MCFC"). As a result, we present our financial statements as Successor periods and Predecessor periods.

RISK FACTORS

        Our operations and your investment in the notes are subject to a number of risks, including but not limited to those described below. If any of the following risks actually occur, our business, financial condition or operating results and our ability to repay the notes could be materially adversely affected.

Risk Factors Related to the Investment Notes

         Our investment notes are not insured or guaranteed by any third party, and we are not subject to regulatory requirements designed to protect investors.

        Our investment notes are not insured or guaranteed by the FDIC, any governmental agency or any other public or private entity as are certificates of deposit or other accounts offered by banks, savings and loan associations or credit unions. You are dependent upon our ability to effectively manage our business to generate sufficient cash flow, including cash flow from our financing activities, for the repayment of principal at maturity and the ongoing payment of interest on the investment notes. If these sources are inadequate, you could lose your entire investment.

         Because the investment notes are not secured by any collateral, you are dependent upon our successful operations to service the interest and principal payments on the investment notes.

        Substantially all of our assets have been pledged to our lenders to secure our borrowings under our Senior Secured Lending Agreement ("SSLA"). Accordingly, in the event of a default under our SSLA, it is likely that our assets would be liquidated to repay our senior debt. Therefore, repayment of the investment notes is dependent on our continued successful operations. There can be no assurance that we will continue to operate successfully in the future.

         Payment on the investment notes is subordinate to the payment of all outstanding senior indebtedness, and the investment notes do not limit the amount of senior indebtedness, additional junior subordinated indebtedness or other indebtedness we may incur.

        The investment notes are subordinate and junior to any and all senior indebtedness (defined generally as any debt or liability for money borrowed, regardless of when incurred or created, that is not expressly subordinate or equal in right of payment to the investment notes, including senior debt), and will rank equal in payment priority with all junior subordinated investment notes we issue in the future. There are no restrictions in the investment notes regarding the amount of senior indebtedness, junior subordinated indebtedness, or other indebtedness that we or our subsidiaries may incur. We intend to incur additional senior indebtedness and junior subordinated indebtedness in the future. Upon the maturity of our senior indebtedness, by lapse of time, acceleration or otherwise, the holders of our senior indebtedness have first right to receive payment in full prior to any payments being made to any note holders. Therefore, you would only be repaid if funds remain after the repayment of our senior indebtedness. As of September 30, 2010, we had approximately $232.0 million of senior indebtedness outstanding.

         Payment of interest and principal on the investment notes is effectively paid on the same terms as the unsecured creditors of our subsidiaries.

        Substantially all of the assets we use in our business are held by our subsidiaries. Some of the indebtedness of our subsidiaries may have rights upon liquidation or dissolution of the particular subsidiary prior to payment being made to any note holders. As a result, in the event of the liquidation of any of our subsidiaries, some of the creditors of our subsidiaries would be paid prior to the subsidiary distributing any amounts to us. While our senior loan agreement limits the amount of debt that our subsidiaries may incur, if our subsidiaries did not have sufficient funds to pay their debts, our ability to pay interest and principal on the investment notes may be impaired.

         The investment notes do not contain any restrictive covenants or other provisions to protect your investment.

        The investment notes do not have the benefit of any restrictive covenants. Therefore, your investment is not protected if there is a material adverse change in our financial condition or results of operations. For example, the investment notes do not contain any restrictions on our ability to pay dividends or to create or incur senior indebtedness or indebtedness which is junior or subordinate to or has the same rights and obligations as the investment notes. In addition, the investment notes do not contain covenants specifically designed to protect note holders if we engage in a highly leveraged transaction such as a requirement that we redeem the investment notes if there is a takeover, recapitalization or similar restructuring. Furthermore, the investment notes do not contain a provision permitting an individual, unless such individual is a majority holder, to accelerate the indebtedness in the event of a default on the note.

         Your investment in the investment notes is illiquid.

        The investment notes are not listed on a national or other securities exchange. Further, it is very unlikely that any trading market for the investment notes will develop. You have no right to require redemption of the investment notes, and there is no assurance that the investment notes will be accepted as collateral for loans. Due to the lack of a market for the investment notes, we cannot assure you that you would be able to sell the investment notes.

         There is no sinking fund to ensure repayment of the investment notes on maturity.

        We do not contribute funds to a separate account, commonly known as a "sinking fund," to repay the investment notes upon maturity. Because funds are not set aside periodically for the repayment of the investment notes over their term, note holders must rely on our cash flow from operations and other sources of financing for repayment, such as funds from bank loans, the sale of investment notes and other credit facilities. To the extent cash flow from operations and other sources are not sufficient to repay the investment notes, you may lose all or a part of your investment.

         The investment notes contain a renewal feature which could result in the extension of the maturity of the notes and a lower interest rate being paid.

        The investment notes contain a renewal provision that allows us to extend the maturity date of the notes and to reset the interest rate to the then current rate unless you provide us with written notice that you want your note paid within 20 days after the maturity date of the note. The principal amount of the renewed note will equal the principal amount of the note on the most recent maturity date, plus all accrued and unpaid interest. The term of the renewed note will be equal to the original term of the note, and the interest rate on the note will be equal to the interest rate we are then paying on notes of a like term and principal amount. Therefore, if you fail to take action, you will be required to maintain your investment in us beyond the original maturity date of the note. Further, because the interest rate we pay on notes depends on a number of factors, the interest rate on a renewed note may be lower than the interest rate on the original note.

         If we redeem or fail to renew the notes, you may not be able to reinvest the proceeds at comparable rates.

        We, at our option, may at any time redeem all or a portion of the outstanding notes for payment prior to their maturity. We may, in our discretion, purchase fewer than all of the outstanding notes. The notes will be purchased at a purchase price equal to 100% of the principal amount plus any accrued but unpaid interest. We will pay no premium upon redemption of the notes. In addition, while we have the right to renew the notes if you fail to timely provide us with written notice that you want your note paid, we may elect to repay your note in full upon maturity. In the event we redeem or fail to renew your notes, you would have the risk of reinvesting the proceeds at the then-current market rates, which may be lower than the rates paid on the original notes.

         We face risks of interest rate fluctuations and if we are not able to adequately protect our portfolio from changes in interest rates, our results of operations could be adversely affected and impair our ability to pay interest and principal on the investment notes.

        Interest rates are currently at historic lows. Our earnings are significantly dependent on our net interest income, as we realize income primarily from the difference between the rate of interest we receive on the loans we own and the interest rate we must pay on our outstanding senior debt and investment notes. We are unable to predict future fluctuations in market interest rates, which are affected by many factors, including inflation, economic growth, employment rates, fiscal and monetary policy and disorder and instability in domestic and foreign financial markets. Sustained, significant increases in market rates could unfavorably impact our liquidity and profitability. Any significant reduction in our profitability would have a material adverse impact on our business, results of operation, financial condition and cash flow which diminish our ability to pay interest and principal on the investment notes.

Risk Factors Related to the Business

         Financial reform legislation recently enacted by Congress will, among other things, eliminate the Office of Thrift Supervision, increase capital requirements, create a new Consumer Financial Protection Bureau and result in many new laws and regulations that will likely increase our costs of operations.

        The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") was signed into law on July 21, 2010. This financial reform law will materially change the current bank regulatory environment and affect the lending, deposit, investment, trading and operating activities of financial and depositary institutions and their holding companies and affiliates.

        Certain provisions of the Dodd-Frank Act will have an impact on us, and such impact may be significant. The Dodd-Frank Act will eliminate the Office of Thrift Supervision ("OTS"), which currently is the primary federal regulator for MCB and its affiliates, including our parent, which is a thrift holding company. Oversight of federally chartered thrift institutions, like MCB, will be transferred to the Comptroller of the Currency (the "OCC"), the primary federal regulator for national banks. The Board of Governors of the Federal Reserve System (the "Federal Reserve") will have exclusive authority to regulate all bank and thrift holding companies. As a result, MCB and our parent will become subject to regulation and supervision by the OCC and Federal Reserve, respectively, instead of the OTS. These changes to our regulators will occur on the transfer date, which is expected to be one year from the enactment of the Dodd-Frank Act (unless extended by up to six months). Under OTS supervision, our parent is not subject to specific capital requirements, however, the new law will require the creation of new regulatory capital requirements that our parent must maintain. The new law also mandates that the Federal Reserve conduct regular examinations of activities of non-bank affiliates similar to that currently conducted with respect to bank subsidiaries. This will likely mean that the Federal Reserve will examine our activities. The Dodd-Frank Act also creates a Consumer Financial Protection Bureau authorized to promulgate and enforce consumer protection regulations relating to financial products, which could affect both bank and non-bank finance companies.

        The Dodd-Frank Act also weakens the federal preemption of state laws and regulations previously available to national banks and federal thrifts. Most importantly to us, it eliminates federal preemption for subsidiaries, affiliates and agents of national banks and federal thrifts. These changes to federal preemption may have a significant impact upon us and may require us to change our current business operations. We are in the process of analyzing how we comply with the state laws that may become applicable to our business and are considering various alternatives. The changes may require us to change our business model.

        While the Dodd-Frank Act has been signed into law, a number of provisions of the law remain to be implemented through the rulemaking process at various regulatory agencies. We are unable to predict what the final form of those rules will be when implemented by the respective agencies, but management believes that certain aspects of the new legislation, including, without limitation, the costs of compliance with disclosure and reporting requirements and examinations, could have a significant impact on our business, financial condition and results of operations. Additionally, we cannot predict whether there will be additional proposed laws or reforms that would affect the U.S. financial system or financial institutions, whether or when such changes may be adopted, how such changes may be interpreted and enforced or how such changes would affect us.

         We may experience limited availability of financing and variation in our funding costs, which may materially impact our results of operations, profits and ability to grow.

        We currently fund our operations through bank debt. The profitability and growth of our business and our ability to purchase loans currently depends on our ability to access bank debt at competitive rates, and we cannot guarantee that such financing will be available in the future. Our bank debt is comprised of individual loans from lenders, which are party to our Secured Senior Lending Agreement (the "SSLA"). The SSLA is an uncommitted credit facility that provides common terms and conditions pursuant to which individual banks that are a party to this agreement may choose to make loans to us in the future. No lender has an obligation to make any additional future loans to us. As of September 30, 2010, we could request up to $35.2 million in additional funds and remain in compliance with the terms of the SSLA. No lender has a contractual obligation to lend us these additional funds. In addition, we have borrowings of $34.3 million from withdrawing banks who previously participated in our credit facility. With the ongoing strains in the financial markets, we see liquidity, capital and earnings challenges for some banks in our credit group that may reduce their ability to participate in the credit or may cause a decrease in their willingness to lend at the current levels. If our existing sources of liquidity become insufficient to satisfy our financial needs or our access to these sources become further restricted, we will need to raise capital from other sources if needed. If such an event were to occur, we can give no assurance that such alternate sources of liquidity would be available to us.

         We are dependent on our key officers and the loss of services of any member of our team may have an adverse effect on our operations.

        Our success depends in large part on the retention of a limited number of key officers, including: Thomas H. Holcom, Jr., our Chief Executive Officer and Chairman of the Board, Joseph B. Freeman, our President and Chief Operating Officer, and Laura V. Stack, our Chief Financial Officer. The loss of the services of any of our key officers may have a material adverse effect on us. Each of these key personnel also has a key role with MBD and the loss of one or more such persons and our ability to find suitable successors for such individuals could have a material adverse impact on us and could cause us to undergo a difficult transition period. There is no assurance that we will be able to retain our current key officers or attract additional officers as needed.

         MBD may modify underwriting and servicing standards and does not have to lend to the traditional customers who meet our business model and lending guidelines, which may materially adversely affect our business operations, cash flow, results of operations, financial condition and profitability.

        Except as permitted by the SSLA, we have the exclusive rights to purchase all the loans made to U.S. military personnel and U.S. Defense Department employees that are originated by MBD and that meet our business model and our lending guidelines. In addition, we have retained MBD to service all loans we own. However, MBD is not obligated to continue to use these underwriting and servicing models indefinitely. MBD does have the right to modify these systems and models. MBD may also originate for its own account loans that are not deemed to be military loans made in the ordinary course of business as previously conducted by us. If MBD does modify the models significantly, we may not be willing to purchase such loans. No assurance can be given that if MBD does modify the underwriting and servicing standards that these modifications would be successful and such modifications may have a materially adverse impact on our business, financial condition and results of operations.

         MCB and MCFC have each entered into a separate confidential Memorandum of Understanding (each, a "MOU" and together, the "MOUs") with the OTS, which such MOUs contain requirements that MCB and MCFC may not be able to continue to satisfy.

        MCB and MCFC entered into separate confidential MOUs with the OTS. The MOUs are each effective as of February 26, 2009. The MOUs are informal agreements and are not available to the public. Among other things, MCB's MOU requires it to closely monitor its capital levels, allowance for loan and lease losses, risks and problem assets as well as to obtain the approval of the OTS to pay dividends and to increase brokered deposits above levels existing as of the date of the MOU. MCFC's MOU requires it, among other things, to closely monitor its liquidity and to obtain approval of OTS to conduct certain activities including payment of dividends and increasing debt levels above those existing as of the effective date of the MOU. The provisions of the MOU may limit the funds available to MCB to originate loans. Our vendor, MBD, is a division of MCB. Non-compliance with the MOUs could result in formal enforcement actions and could limit MBD's ability to originate military loans. This would have a material adverse impact on the business, results of operations, financial condition and cash flow and would require us to change our business model. See "Item 7—Management Discussion and Analysis of Financial Conditions and Results of Operations—Loan Acquisition/Origination."

         We, MBD and our retail merchants are subject to extensive laws, regulations and governmental supervision by federal and state agencies in the conduct of our business operations, which regulations are costly, time consuming and intended to protect depositors; failure to comply with regulatory policies and rules could result in further restrictions on our business and reputation.

        We, as a wholly owned subsidiary of a thrift holding company, and MBD, as a division of a federal savings bank, are regulated by the OTS. Our loan purchasing operations, MBD's lending operations as well as our retail merchants are also subject to regulation by federal and state finance and consumer protection authorities and various laws and judicial and administrative decisions imposing various requirements and restrictions on our operations, including the requirement to obtain and maintain certain licenses and qualifications. These regulations are primarily designed to protect depositors, borrowers and the financial system as a whole. We are also regulated by state and federal securities regulators as long as our investment notes are outstanding.

        Changes to statutes, regulations or regulatory policies, including interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways, including limiting the types of financial services and products we may offer and increasing the ability of competitors to offer competing financial services and products. Compliance with these regulations is expensive and requires the time and attention of management. These costs divert capital and focus away from efforts intended to grow our business. If we do not successfully comply with laws, regulations or policies, our compliance costs could increase, our operations could be limited and we may suffer damage to our reputation.

         As long as the investment notes are outstanding, we are subject to federal and state securities laws and regulations and failure to comply with or changes in such laws and regulations may adversely affect us or increase substantially the disclosure required by us.

        We are also regulated by state and federal securities regulators. These regulations are designed to protect investors in securities (such as the investment notes) which we sold and may sell in the future. Congress and state legislatures and foreign, federal and state regulatory agencies continually review laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways including limiting the types of securities we may issue or increasing substantially the disclosure required by us.

         We have limited restrictions on the payments we may make to our parent, MidCountry Financial Corp. ("MCFC").

        As of September 30, 2010, our sole shareholder, MCFC, owned the outstanding share of our common stock. Accordingly, MCFC is able to exercise significant control over our affairs including, but not limited to, the election of directors, operational decisions and decisions regarding the investment notes. The SSLA, among other things, limits the amounts that we can pay to MCFC each year. In fiscal 2010, the SSLA prohibits us from paying MCFC more than $735,000 for strategic planning services, professional services, product identification and branding and service charges. Other than the covenants contained in the SSLA, there are no significant contractual limits on the amounts we can pay to our parent or other affiliates.

         A significant portion of MBD's loan customers are active-duty military or federal government employees who could be instructed not to do business with MBD or us, or our access to the Government Allotment System could be denied.

        When they deem it to be in the best interest of their personnel, military commanders and supervisors of federal employees may instruct their personnel, formally or informally, not to patronize a business. If military commanders or federal employee supervisors at any given level determine one or more of MBD's loan production offices or its Internet site to be off limits, we and MBD would be unable to do new business with the potential customers they command or supervise. Additionally, approximately 55% of our borrowers make their monthly loan payments through the Government Allotment System. Military commanders or federal employee supervisors could deny those they command or supervise access to these programs, increasing our credit risk on the loans we own. Without access to sufficient new customers or to the Government Allotment System, MBD may be forced to discontinue lending to the U.S. military and we may be forced to liquidate our portfolio of military loans and retail installment contracts.

         If a customer leaves the military prior to repaying the military loan, there is an increased risk that loan will not be repaid.

        The terms of repayment on the loans we purchase are generally structured so the entire loan amount is repaid prior to the customer's estimated separation from the military. If, however, a customer unexpectedly leaves the military or other events occur that result in the loan not being repaid prior to the customer's departure from the military, there is an increased chance that the loan will not be repaid. Because we do not know whether or when a customer will leave the military early, we cannot institute policies or procedures to ensure that the entire loan is repaid before the customer leaves the military. As of September 30, 2010, we had approximately 3,400 customers, which represented 2.2% of our total customers, who separated from the military prior to repaying their loan and who in the aggregate owed us approximately $5.9 million. Based on historical charge-off models, management believes this could result in approximately $3.7 million in charge-offs. If that amount increases or the number of customers who separate from the military prior to their scheduled separation date materially increases, our charge-offs will increase. This will have a materially adverse effect on our business, cash flow, results of operations and financial condition.

         We purchase loans made exclusively to the military market, which traditionally has higher delinquencies than customers in other markets, resulting in higher charge-offs, a reduction in profitability and impairment of our ability to pay interest and principal on the investment notes.

        A large portion of our loan customers are unable to obtain financing from traditional sources, due to factors such as their age, frequent relocations and lack of credit history. Historically, we have experienced higher delinquency rates than traditional financial institutions. When we purchase loans, we depend on underwriting standards and collection procedures designed to mitigate the higher credit risk associated with lending to these borrowers. However, these standards and procedures may not offer adequate protection against risks of default. Higher than anticipated delinquencies, foreclosures or losses on the loans we own could reduce our profitability and have a material adverse impact on our business, financial condition and results of operations, such adverse effects could also restrict our ability to pay interest and principal on the investment notes.

         If a large number of borrowers are wounded in combat, our profits may be adversely affected.

        Our wholly owned subsidiary reinsures credit life and credit accident and health insurance policies sold by us and MBD on the borrowers for the loans we own. Our debt protection product includes all-cause death and disability protection. These policies pay the loan payments as they become due during a customer's disability due to illness or injury, including war-related injuries, and pay the balance in the event of death including war-related fatalities. Therefore, if a large number of borrowers are injured and disabled in combat, our profitability would be impaired, which could have a material adverse impact on our business, results of operation, financial condition and cash flow and may impair our ability to pay interest and principal on our outstanding investment notes.

FORWARD-LOOKING STATEMENTS

        This prospectus and related prospectus supplements contains forward-looking statements within the meaning of federal securities law. Words such as "may," "will," "expect," "anticipate," "believe," "estimate," "continue," "predict," or other similar words, identify forward-looking statements. Forward-looking statements appear in a number of places in this prospectus and include statements regarding our intent, belief or current expectation about, among other things, trends affecting the markets in which we operate, our business, financial condition, results of operations, cash flow and growth strategies. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those predicted in the forward-looking statements as a result of various factors, including those set forth in the "Risk Factors" section of this prospectus. If any of the events described in "Risk Factors" occur, they could have an adverse effect on our business, financial condition and results of operation, cash flow, and growth strategies. When considering forward-looking statements, you should keep these factors in mind as well as the other cautionary statements in this prospectus. You should not place undue reliance on any forward-looking statement. We are not obligated to update forward-looking statements.

USE OF PROCEEDS

Use of Proceeds

        If we sell all of the notes offered by this prospectus, we estimate that the net proceeds will be approximately $24,375,000 after deduction of estimated offering expenses of $625,000. We will pay all of the expenses related to this offering. Some of the notes covered by this prospectus will be issued to renew notes which mature within 24 months of the date of this prospectus, and we will not receive any additional cash proceeds upon the issuance of those notes.

        The following table sets forth information regarding the estimated use of proceeds from the Offering.

	Minimum Offering
	Amount	Percentage of Gross Proceeds
Gross Offering	$25,000,000	100.0%
Less Estimated Offering Expenses	$625,000	2.5%

Amount Available for Purchase of Loans	$24,375,000	97.5%

Planned Uses:
Loans Purchased from MBD and Retail Installment Contracts	$21,375,000	85.5%
Working Capital	$3,000,000	12.0%

Total Application of Proceeds	$24,375,000	97.5%

        The cash proceeds of this offering will be received in varying amounts from time to time over the remaining life of the offering. We expect to use the net cash proceeds from the sale of the notes first to fund the origination of consumer loans, second to fund the purchase of retail installment contracts, and third for working capital and other general corporation purposes. While the precise amounts and timing of the application of such proceeds depends upon many factors, including, but not limited to, the amount of any such proceeds and actual funding requirements, we do not anticipate using more than 15% of the aggregate net proceeds from the offering for working capital and other general corporate purposes.

        There is no minimum number or amount of notes that we must sell to receive and use the proceeds from the sale of any notes, and there can be no assurance that the total principal amount of the notes will be sold. If we receive substantially less than the estimated amount of net proceeds, we will pursue alternative sources of capital, including the securitization of our finance receivable portfolio or a private placement of debt. If we are unable to find alternative sources of capital, we will not be able to grow our business in accordance with our business plan. Currently, however, our management believes that our business will not be materially and adversely affected if we do not sell any of the notes offered by his prospectus for approximately the next 12 months.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and the related notes, with other financial data included in this prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operation". The data as of, and for the fiscal years ended September 30, 2010, 2009 and 2008, as of and for the periods ended September 30 and May 31, 2007, and fiscal year ended September 30, 2006 has been derived from our audited consolidated financial statements and related notes.

	Successor(3)				Predecessor(3)
	As of and for the Year Ended September 30, 2010	As of and for the Year Ended September 30, 2009	As of and for the Year Ended September 30, 2008	As of and for the Period from June 1 - Sept 30, 2007	As of and for the Period from Oct 1 - May 31 2007	As of and for the Year Ended September 30, 2006
		(dollars in thousands, except per share amounts)
Consolidated balance sheet data:
Total finance receivables	$387,041	$364,786	$319,290	$279,778	$283,438	$276,817
Allowance for credit losses	(24,496)	(24,621)	(22,982)	(21,639)	(23,326)	(16,106)
Goodwill	31,474	31,474	29,474	28,058	—	—
Intangible Assets—net	10,714	14,405	18,640	23,951	—	—
Total assets	399,104	385,325	352,643	308,687	275,096	268,462
Senior indebtedness:
Revolving lines of credit(1)	21,373	20,770	23,586	15,463	15,599	13,285
Amortizing term notes	210,668	221,187	198,414	168,929	175,524	170,533
Investment notes	40,028	33,306	34,904	36,074	35,612	33,793
Subordinated debt parent	11,900	—	—	—	—	—
Total equity	106,532	100,487	88,544	81,571	32,045	39,010
Consolidated statement of operations data:
Revenue:
Interest income and fees	105,460	99,690	83,843	25,319	53,171	73,065
Interest expense	18,019	17,855	16,364	5,498	10,547	14,249

Net interest income before provision for credit losses	87,441	81,835	67,479	19,821	42,624	58,816
Provision for credit losses	22,433	23,454	21,912	11,368	21,101	18,276

Net interest income	65,008	58,380	45,567	8,453	21,523	40,540
Insurance and debt protection income	6,296	4,387	3,941	1,493	3,313	3,375
Other income, fees and commissions	0	1	8	2	1,121	1,201

Net non-interest income	6,296	4,388	3,949	1,495	4,434	4,576
Non-interest expense	45,521	42,014	36,365	11,241	20,989	32,403
Income (loss) before income taxes	25,784	20,754	13,151	(1,293)	4,968	12,713
Provision for (benefit from) income taxes	9,221	7,418	5,377	(471)	1,933	4,614

Net income (loss):	$16,562	$13,337	$7,774	$(822)	$3,035	$8,099

Net income (loss) per share:
Basic and diluted(2)	$16,562,227	$13,336,552	$7,774,111	$(822,812)	$177.12	$472.62

Cash dividends per common share	$10,560,722	$3,517,834	$2,507,177	$3,897,333	$583.60	$67.10

(1)
Includes debt to our parent under a revolving line of credit of $1.4 million as of September 30, 2006.

(2)
Number of shares outstanding is one and 17,136 in the successor and predecessor period, respectively.

(3)
We were acquired on May 31, 2007 by MCFC. As a result, we present our financial statements as Successor periods and Predecessor periods.

 MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

        On a worldwide basis, we purchase consumer loans made exclusively to active-duty or retired career U.S. military personnel or U.S. Department of Defense employees. We purchase primarily from two different sources. Our largest source of military loans is MBD, an affiliate who originates direct loans through a network of loan production offices and via the Internet; military families use these loan proceeds to purchase goods and services. We also purchase retail installment contracts from retail merchants that sell consumer goods to active-duty or retired career U.S. military personnel or U.S. Department of Defense employees. We plan to hold these military loans and retail installment contracts until repaid.

        Finance receivables, whether originated or purchased, are effectively unsecured and consist of loans previously originated by us or purchased from MBD and retail merchants. All finance receivables have fixed interest rates and typically have a maturity of less than 48 months. At acquisition, the size of the average finance receivable was approximately $3,322 during fiscal year 2010. A large portion of our customers are unable to obtain financing from traditional sources due to factors such as age, frequent relocations and lack of credit history. These factors may not allow them to build relationships with traditional sources of financing.

        Improvement of our profitability is dependent upon the growth in amount of aggregate finance receivables we are able to acquire from MBD and retail merchants, as well as the maintenance of loan quality.

Sources of Income

        We generate revenues primarily from interest earned on the military loans purchased from MBD, loans previously originated by us and retail installment contracts purchased from retail merchants. We also earn revenues from credit reinsurance premiums and the sale of debt protection products. For purposes of the following discussion, "revenues" means the sum of our finance income, reinsurance premiums and debt protection income.

        Finance Income.    Finance income consists of interest and origination revenue earned on the military loans and retail installment contracts we own (referred to throughout individually as "loan" or collectively as "loans" or "finance receivables"). Our interest revenue is based on the risk adjusted interest rates charged customers for loans that we purchase. Interest rates vary by loan and are based on many factors, including the overall degree of credit risk assumed and the interest rates allowed in the state where the loan is originated. Finance income comprised approximately 94.4% of our total revenues in fiscal 2010.

        Credit Reinsurance Premiums and Debt Protection Products.    Prior to the second quarter of fiscal 2010, one of our wholly owned subsidiaries reinsured substantially all of the credit life, credit accident and health insurance sold by us and MBD on behalf of Assurant, an unaffiliated insurance carrier. During the second quarter of fiscal 2010, MBD began offering a debt protection product to our customers. During the third quarter of fiscal 2010, our subsidiary ceased assuming the reinsurance policies. Credit reinsurance premiums and debt protection fee income comprised approximately 5.6% of our total revenues in fiscal 2010.

Finance Receivables

        Our finance receivables are comprised of loans previously originated by us or purchased from MBD (collectively referred to below as "military loans") and retail installment contracts. The following table sets forth certain information about the components of our finance receivables as of the end of the periods presented:

	As of and for the Year Ended September 30,
	2010	2009	2008
	(dollars in thousands, except average note balance and number of notes)
Finance receivables:
Total finance receivables balance	$387,041	$364,786	$319,290
Average note balance	$2,533	$2,465	$2,608
Total interest income and fees	$105,460	$99,690	$83,843
Total number of notes	152,788	148,015	122,449
Military loans:
Total military receivables	$344,108	$320,805	$297,683
Percent of total finance receivables	88.91%	87.94%	93.23%
Average note balance	$2,700	$2,534	$2,655
Number of notes	127,448	126,613	112,110
Retail installment contracts:
Total retail installment contract receivables	$42,933	$43,982	$21,607
Percent of total finance receivables	11.09%	12.06%	6.77%
Average note balance	$1,694	$2,055	$2,090
Number of notes	25,340	21,402	10,339

Net Interest Margin

        The principal component of our profitability is net interest margin, which is the difference between the interest earned on our finance receivables and the interest paid on borrowed funds. Some states and federal statutes regulate the interest rates that may be charged to our customers. In addition, competitive market conditions also impact the interest rates.

        Our interest expense is sensitive to general market interest rate fluctuations. These general market fluctuations directly impact our cost of funds. General inability to increase the interest rates earned on new and existing finance receivables restricts our ability to react to increases in cost of funds. Accordingly, increases in market interest rates generally will narrow interest rate spreads and lower profitability, while decreases in market interest rates generally will widen interest rate spreads and increase profitability. The following table presents a three-year history of data relating to our net interest margin as of and for the fiscal years ended September 30, 2010, 2009 and 2008.

	2010	2009	2008
	(dollars in thousands)
Total finance receivables balance	$387,041	$364,786	$319,290
Average total finance receivables(1)	369,261	349,480	295,492
Average interest bearing liabilities(1)	274,740	268,398	230,564
Total interest income and fees	105,460	99,690	83,843
Total interest expense	18,019	17,855	16,364

(1)
Averages are computed using month-end balances.

Results of Operations

  Year Ended September 30, 2010 Compared to Year Ended September 30, 2009

        Total Finance Receivables.    Our aggregate finance receivables increased 6.1% to $387.0 million on September 30, 2010 from $364.8 million on September 30, 2009. We increased our loan acquisitions from MBD and retailers by 6.7% during fiscal 2010 over the same period in fiscal 2009. Our aggregate average finance receivables also increased during this period to $369.3 million in fiscal 2010 from $349.5 million in fiscal 2009, an increase of $19.8 million or 5.7%.

        Total Interest Income and Fees.    Total interest income and fees in fiscal 2010 represented 94.4% of our revenue compared to 94.7% in fiscal 2009. Interest income and fees increased to $105.5 million from $99.7 million in fiscal 2009, an increase of $5.8 million or 6.0%. This increase is primarily due to an increase in aggregate average finance receivables.

        Interest Expense.    Interest expense in fiscal 2010 increased slightly to $18.0 million from $17.9 million in fiscal 2009, an increase of $0.1 million or 0.6%. While our average interest bearing liabilities increased by $6.9 million or 2.6%, our weighted average interest rate on our amortizing note debt decreased to 6.38% in fiscal 2010 compared to 6.54% in fiscal 2009. We pay our lenders a minimum interest rate per annum of 5.00% for our revolving facility and 6.25% per annum for our amortizing notes. In addition, we pay our lenders a quarterly uncommitted availability fee in an amount equal to ten basis points multiplied by the average aggregate outstanding principal amount of all amortizing notes held by the lenders. We paid our lenders $0.6 million in uncommitted availability fees during fiscal 2010 compared to $0.5 million in fiscal 2009. Also, during fiscal 2010, we converted our parent notes allowable under the SSLA from a term facility to revolving line of credit and began drawing on this line of credit. As of September 30, 2010, we had subordinated parent debt to MCFC of $11.9 million with an interest rate of 5.0%.

        Provision for Credit Losses.    The provision for credit losses in fiscal 2010 decreased to $22.4 million from $23.5 million in fiscal 2009, a decrease of $1.1 million or 4.7%. This decrease is primarily due to positive trends in net charge-offs and delinquency, as well as increased collection efforts in fiscal 2010. We also saw a decline in our net charge-offs as a percentage of our average total finance receivables to 6.11% in fiscal 2010 compared to 6.24% in fiscal 2009. See further discussion in "Allowance for Credit Losses" section.

        Noninterest Income.    Noninterest income consists of revenue from credit reinsurance premiums and debt protection income which replaced credit reinsurance in June 2010. Combined credit reinsurance premiums and debt protection income totaled $6.3 million in fiscal 2010 compared to $4.4 million in fiscal 2009, an increase of $1.9 million or 43.2%. The increase in noninterest income is directly related to the increase in our loan acquisitions.

        Noninterest Expenses.    Noninterest expenses in fiscal 2010 increased to $45.5 million compared to $42.0 million in fiscal 2009, an increase of $3.5 million or 8.3%. The increase was primarily due to the increase in our management and record keeping services fees for the year. Management and record keeping services fees in fiscal 2010 increased by $2.8 million from fiscal 2009 due to a 5.7% increase in our aggregate finance receivables.

  Year Ended September 30, 2009 Compared to Year Ended September 30, 2008

        Total Finance Receivables.    Our aggregate finance receivables increased 14.2% to $364.8 million on September 30, 2009 from $319.3 million on September 30, 2008. Our primary supplier of loans, MBD, saw a 7.8% increase in its originations of military loans during fiscal 2009 over the same period in fiscal 2008, thus increasing the availability of loans for us to purchase in fiscal 2009. Our acquisitions from retail merchants increased by 103.6% during this same period. The increase in the acquisitions of retail installment contracts from retail merchants is due to an increase in our network of retail merchants as well as new relationships with larger regional merchants. See further discussion in the section entitled "Loan Acquisition/Origination." Our aggregate average finance receivables also increased during this period to $349.5 million in fiscal 2009 from $295.5 million in fiscal 2008, an increase of $54.0 million or 18.3%.

        Total Interest Income and Fees.    Total interest income and fees in fiscal 2009 increased to $99.7 million from $83.8 million in fiscal 2008, an increase of $15.9 million or 19.0%. This increase is primarily due to an increase in aggregate average finance receivables of $54.0 million or 18.3%.

        Interest Expense.    Interest expense in fiscal 2009 increased to $17.9 million from $16.4 million in fiscal 2008, an increase of $1.5 million or 9.1%. Our average interest bearing liabilities increased to $234.3 in fiscal 2009 from $230.6 in fiscal 2008, an increase of $3.7 million or 1.6%. In January 2009, we started paying our lenders a minimum interest rate per annum of 5.00% for our revolving facility and 6.25% per annum for our amortizing notes. In addition, we are paying our lenders a quarterly uncommitted availability fee in an amount equal to ten basis points multiplied by the average, aggregate outstanding principal amount of all amortizing notes held by the lenders. As of September 30, 2009, we paid our lenders $0.5 million in uncommitted availability fees. The addition of the floor interest rates and uncommitted availability fee increased our cost of funds to 7.6% in fiscal 2009 compared to the cost of funds of 7.1% in fiscal 2008.

        Provision for Credit Losses.    The provision for credit losses in fiscal 2009 increased to $23.5 million from $21.9 million in fiscal 2008, an increase of $1.6 million or 7.3%. The increase is primarily due to the increase in aggregate finance receivables. While the provision increased, we saw a decline in our net charge-offs as a percentage of our average total finance receivables to 6.24% compared to 6.96% in fiscal 2008. Loans that are 60 days or more delinquent have also increased to $10.8 million at September 30, 2009 from $9.7 million at September 30, 2008, an increase of $1.1 million or 11.3%; however, loans that are 60 days or more delinquent as a percentage of total loans has decreased to 2.97% in fiscal 2009 compared to 3.02% in fiscal 2008. See further discussion in "Allowance for Credit Losses" section.

        Noninterest Income.    Noninterest income consists of revenue from credit reinsurance premiums which increased to $4.4 million from $3.9 million in fiscal 2008, an increase of $0.5 million or 12.8%. The increase in credit reinsurance premiums is directly related to the increase in our loan acquisitions.

        Noninterest Expenses.    Noninterest expenses in fiscal 2009 increased to $42.0 million compared to $36.4 million in fiscal 2008, an increase of $5.6 million or 15.4%. The increase was primarily due to the increase in our management and record keeping services fees for the year. Management and record keeping services fees in fiscal 2009 increased by $6.7 million from fiscal 2008 due to a 14.2% increase in our aggregate finance receivables and an increase in the CPI for which these fees are based.

Delinquency Experience

        Our customers are required to make monthly payments of interest and principal. Our servicer, MBD, under our supervision, analyzes our delinquencies on a recency delinquency basis utilizing our guidelines. A loan is delinquent under the recency method when a full payment (95% or more of the contracted payment amount) has not been received for 30 days after the last full payment. We rarely grant extensions or deferments, or allow account revision, rewriting, renewal or rescheduling in order to bring otherwise delinquent accounts current.

        The following sets forth the three-year history of our delinquency experience for accounts for which payments are 60 days or more past due and allowance for credit losses for finance receivables.

	As of and for the Year Ended September 30,
	2010	2009	2008
	(dollars in thousands)
Total finance receivables	$387,041	$364,786	$319,290
Total finance receivables balances 60 days or more past due	11,857	10,837	9,658
Total finance receivables balances 60 days or more past due as a percent of total finance receivables	3.06%	2.97%	3.02%

Credit Loss Experience and Provision for Credit Losses

        General.    The allowance for credit losses is maintained at an amount which management considers sufficient to cover estimated future losses. We utilize a statistical model based on potential credit risk trends incorporating both historical and prospective factors to estimate losses. These results and management's judgment are used to estimate future losses and in establishing the current provision and allowance for credit losses. These estimates are influenced by factors outside our control, such as economic conditions, current or future military deployments and completion of military service prior to repayment of loan. There is uncertainty inherent in these estimates, making it reasonably possible that they could change in the near term. See "Item 1A. Risk Factors—If a customer leaves the military prior to repaying loans, there is an increased risk loans will not be repaid."

        Military Loans.    Our charge-off policy is based on an account-by-account review of delinquent receivables on a recency basis. Our primary sources of charge-offs occur when a customer leaves the military prior to repaying the finance receivable or is subject to longer term and more frequent deployments. Generally, loans purchased or originated by us are structured so that the entire amount is repaid prior to a customer's estimated separation from the military. When buying loans, however, we cannot predict when or whether a customer may depart from the military early. Accordingly, we cannot implement policies or procedures for MBD to follow to ensure that we will be repaid in full prior to a customer leaving the military. Nor can we predict when a customer may be subject to deployment at a duration or frequency that causes a default on their loans. Another source of loss is when a customer declares bankruptcy. See "Item 7.—Nonperforming Assets."

        The following table shows a three-year historical picture of net charge-offs on military loans and net charge-offs as a percentage of military loans:

	As of and for the Year Ended September 30,
	2010	2009	2008
	(dollars in thousands)
Military loans:
Military receivables charged-off	$25,096	$24,279	$21,784
Less recoveries	3,206	2,914	2,343

Net charge-offs	$21,890	$21,365	$19,441

Average military receivables(1)	$322,995	$315,044	$276,147
Percentage of net charge-offs to average military receivables	6.78%	6.78%	7.04%

(1)
Averages are computed using month-end balances.

        Retail Installment Contracts.    Under most of our arrangements with retail merchants, we typically withhold a percentage (usually between five and ten percent) of the principal amount of the retail installment contract purchased. The amounts withheld from a particular retail merchant are recorded in a specific reserve account. As of September 30, 2010, the aggregate amount of retail merchant reserves totaled $2.4 million, a decrease of $2.0 million or 45%, from the same period last year. The decrease is due to reduced acquisitions of retail installment contracts as well as increased utilization of the dealer reserve for non performing contracts. This represents a 5.3% reserve as a percentage of average retail installment contract receivables. Any losses incurred on the retail installment contracts purchased from that retail merchant are charged against its specific reserve account. Upon the retail merchant's request, and no more often than annually, we will pay the retail merchant the amount by which its specific reserve account exceeds 15% of the aggregate outstanding balance on all retail installment contracts purchased from them, less losses we have sustained, or reasonably could sustain, due to debtor defaults, collection expenses, delinquencies and breaches of our agreement with the retail merchant. Our allowance for credit losses is charged only to the extent that the loss on a retail installment contract exceeds the originating retail merchant's specific reserve account at the time of the loss.

        The following table shows a three-year historical picture of net charge-offs on retail installment contracts and net charge-offs as a percentage of retail installment contracts:

	As of and for the Year Ended September 30,
	2010	2009	2008
	(dollars in thousands)
Retail installment contracts:
Contracts charged-off	$1,127	$762	$1,361
Less recoveries	459	312	234

Net charge-offs	$668	$450	$1,127

Average retail installment contract receivables(1)	$46,265	$34,436	$19,345
Percentage of net charge-offs to retail installment contract receivables	1.44%	1.31%	5.83%

(1)
Averages are computed using month-end balances.

        Allowance for Credit Losses.    The following table sets forth the three-year history of our allowance for credit losses:

	As of and for the Year Ended September 30,
	2010	2009	2008
	(dollars in thousands)
Average total finance receivables(1)	$369,261	$349,480	$295,492
Provision for credit losses	$22,433	$23,454	$21,912
Net charge-offs	$22,558	$21,815	$20,569
Net charge-offs as a percentage of average total finance receivables	6.11%	6.24%	6.96%
Allowance for credit losses	$24,496	$24,621	$22,982
Allowance as a percentage of average total finance receivables	6.63%	7.05%	7.78%

(1)
Averages are computed using month-end balances.

        The allowance for credit losses in fiscal 2010 remained consistent at $24.5 million from $24.6 million at the end of fiscal 2009.

        The following table sets forth the three year history of the components of our allowance for credit losses:

	As of and for the Years Ended September 30,
	2010	2009	2008
	(dollars in thousands)
Balance beginning of period	$24,621	$22,982	$21,639

Charge-offs:
Finance receivables charged-off	(26,223)	(25,041)	(23,146)
Recoveries	3,665	3,226	2,577

Net charge-offs	(22,558)	(21,815)	(20,569)
Provision for credit losses	22,433	23,454	21,912

Balance end of period	$24,496	$24,621	$22,982

Nonperforming Assets

        The accrual of interest income is suspended when a full payment has not been received for 90 days or more, and the interest due exceeds an amount equal to 60 days of interest charges. The accrual is resumed when a full payment (95% or more of the contracted payment amount) is received. Nonperforming assets represent those finance receivables on which both the accrual of interest income has been suspended and for which no full payment of principal or interest has been received for more than 90 days.

Loan Acquisition / Origination

        Asset growth is the most important factor in determining our future revenues. We are dependent upon MBD and retail merchants to increase their originations for our future growth. In connection with purchasing the loans, we pay MBD a fee in the amount of $32.00 for each military consumer loan originated by MBD and purchased by us. This fee is adjusted annually on the basis of the annual increase or decrease in MBD's deferred acquisition cost analysis. For fiscal 2010, loans purchased from MBD and retail merchants increased to $419.1 million from $395.8 million in fiscal 2009, an increase of $23.3 million or 5.9%. The average note amount increased by $257.00, or 8.4%. This is primarily due to an 11.9% increase in Internet loans over the prior year. Our Internet customers are typically higher ranked, have lower risk and qualify for larger loans. See "Item 1: Business—General."

        The following table sets forth the three-year history of overall loan acquisitions / originations and lending activities:

	As of and for the Years Ended September 30,
	2010	2009	2008
Total loans acquired/originated:
Gross balance(1)	$419,098	$395,768	$355,329
Number of finance receivable notes	126,141	129,120	112,155
Average note amount	$3,322	$3,065	$3,168
Military loans:
Gross balance(1)	$379,702	$348,984	$335,271
Number of finance receivable notes	110,913	111,664	104,986
Average note amount	$3,423	$3,125	$3,193
Retail installment contracts:
Gross balance(1)	$39,396	$46,784	$20,058
Number of finance receivable notes	15,228	17,456	7,169
Average note amount	$2,587	$2,680	$2,798

(1)
dollars in thousands

Liquidity and Capital Resources

        A relatively high ratio of borrowings to invested capital is customary in the consumer finance industry. Our principal use of cash is to purchase military loans and retail installment contracts. We use borrowings to fund the difference, if any, between the cash used to purchase military loans and retail installment contracts and operations, and the cash generated from loan repayments and operations. Cash used in investing activities in fiscal 2010 was approximately $41.6 million and cash used in financing activities was $3.5 million which was funded from operating activities of $43.8 million. Cash used in investing activities in fiscal 2009 was approximately $70.8 million, which was funded from $48.3 million of cash from operating activities and $13.1 million from financing activities.

        The majority of our liquidity requirements are secured by our funding through our SSLA. Additional sources of funds are generated through our sales of investment notes and borrowings with our parent. We have increased our liquidity position this fiscal year with additional senior funding of $29.8 million under the SSLA from one new voting bank and ten new nonvoting banks. Further, we have issued over $8 million in investment notes and $11.9 million in subordinated borrowings from our parent. These new sources of funds have offset the diminished capacity from our withdrawing banks and provided us with additional liquidity in fiscal 2010 as well as fiscal 2011, allowing us the liquidity necessary to grow our finance receivables. We plan to continue to attract new banks to the SSLA and sell additional investment notes to fund our growth in fiscal 2011. As of our filing date, we have raised additional bank funding of $13.0 million since September 30, 2010, by adding five new nonvoting banks to our SSLA facility. See further discussion below under "Senior Indebtedness—Bank Debt."

  Senior Indebtedness—Bank Debt.

        On June 12, 2009, we entered into the SSLA with the lenders listed on the SSLA ("the lenders") and UMB Bank, N.A. (the "Agent"). The SSLA replaces and supersedes the Senior Lending Agreement, dated as of June 9, 1993, as subsequently amended and restated (the "SLA"). The term of the current SSLA ends on March 31, 2011 and is automatically extended annually unless any lender gives written notice of its objection by March 1 of each calendar year. Our assets secure the loans extended under the SSLA for the benefit of the lenders and other holders of the notes issued pursuant to the SSLA or the SLA (the "Senior Debt"). The facility is an uncommitted facility that provides common terms and conditions pursuant to which the individual lenders that are a party to the SSLA may choose to make loans to us in the future. Any lender may elect not to participate in any future fundings at any time without penalty. As of September 30, 2010, we could request up to $35.2 million in additional funds and remain in compliance with the terms of the SSLA. No lender, however, has any contractual obligation to lend us these additional funds.

        As of September 30, 2010, the lenders have indicated a willingness to participate in fundings up to an aggregate of $232.9 million during the next 12 months, including $197.8 million which is currently outstanding. In addition, the Company has borrowings of $34.3 million from withdrawing banks who had previously participated in the SLA.

        The aggregate notional balance outstanding under amortizing notes was $210.7 million and $221.2 million at September 30, 2010 and 2009, respectively. Interest on the amortizing notes is fixed at 270 basis points over the 90-day moving average of like-term treasury notes when issued. The interest rate may not be less than 6.25%. All amortizing notes have terms not to exceed 48 months, payable in equal monthly principal and interest payments. There were 338 and 321 amortizing term notes outstanding at September 30, 2010 and 2009, respectively, with a weighted-average interest rate of 6.39% and 6.54%, respectively. In addition, we are paying our lenders a quarterly uncommitted availability fee in an amount equal to ten basis points multiplied by the average, aggregate outstanding principal amount of all amortizing notes held by the lenders. As of September 30, 2010, we paid our lenders $0.6 million in uncommitted availability fees.

        Advances outstanding under the revolving credit line were $21.4 million and $20.8 million at September 30, 2010 and 2009, respectively. When a lender elects not to participate in future fundings, any existing borrowings from that lender under the revolving credit line are payable in 12 equal monthly installments. Interest on borrowings under the revolving credit line is payable monthly and is based on prime or 5.00%, whichever is greater. Interest on borrowings was 5.00% at September 30, 2010 and 2009, respectively.

        Substantially all of our assets secure this debt under the SSLA. The SSLA also limits, among other things, our ability to (1) incur additional debt from the lenders beyond that allowed by specific financial ratios and tests, (2) borrow or incur other additional debt except as permitted in the SSLA, (3) pledge assets, (4) pay dividends, (5) consummate certain asset sales and dispositions, (6) merge, consolidate or enter into a business combination with any other person, (7) pay fees to MCFC each year except as provided in the SSLA, (8) purchase, redeem, retire or otherwise acquire any of our outstanding equity interests, (9) issue additional equity interests, (10) guarantee the debt of others without reasonable compensation and only in the ordinary course of business or (11) enter into agreements with our affiliates.

        Under the SSLA, we are subject to certain financial covenants that require that we, among other things, maintain specific financial ratios and satisfy certain financial tests. In part, these covenants require us to: (1) maintain an allowance for credit losses equal to or greater than the allowance for credit losses shown on our audited financial statements as of the end of our most recent fiscal year and at no time less than 5.25% of our consolidated net receivables, unless otherwise required by GAAP, (2) limit our senior indebtedness as of the end of each quarter to not greater than four times our tangible net worth, (3) maintain a positive net income in each fiscal year, (4) limit our senior indebtedness as of the end of each quarter to not greater than 80% of our consolidated receivables, and (5) maintain a consolidated total required capital of at least $75 million plus 50% of the cumulative positive net income earned by us during each of our fiscal years ending after September 30, 2008, which approximates $89.9 million as of September 30, 2010. Any part of the 50% of positive net income not distributed by us as a dividend for any fiscal year within 120 days after the last day of such fiscal year must be added to our consolidated total required capital and may not be distributed as a dividend or otherwise. No part of the consolidated total required may be distributed as a dividend.

        We may not make any payment to MCFC in any fiscal year for services performed or reasonable expenses incurred in an aggregate amount greater than $735,000 plus reimbursable expenses. Such amount may be increased on each anniversary of the SSLA by the percentage increase in the CPI published by the United States Bureau of Labor for the calendar year then most recently ended. Except as required by law, we may not stop purchasing small loans to military families from MBD, unless the lenders consent to such action.

        The breach of any of these covenants could result in a default under the SSLA, in which event the lenders could seek to declare all amounts outstanding to be immediately due and payable. As of September 30, 2010, we were in compliance with all loan covenants.

        Once an event of default has occurred, the Agent has the right, on behalf of all holders of the Senior Debt, to immediately take possession and control of the collateral. When the Agent notifies us of an event of default, the interest rate on all Senior Debt will automatically increase to a default rate equal to 2% above the interest rate otherwise payable on such Senior Debt. The default rate will remain in effect so long as any event of default has not been cured.

        In connection with the execution of the SSLA, MCFC entered into an Unlimited Continuing Guaranty. MCFC guaranteed the Senior Debt and accrued interest in accordance with the terms of the Unlimited Continuing Guaranty. Under the Unlimited Continuing Guarantee, MCFC also agreed to indemnify the lenders and the Agent for all reasonable costs and expenses (including reasonable fees of counsel) incurred by the lenders or the Agent for payments made under the Senior Debt that are rescinded or must be repaid by lenders to us. If MCFC is required to satisfy any of borrowers' obligations under the Senior Debt, the lenders and the Agent will assign without recourse the related Senior Debt to MCFC.

        Concurrently, in connection with the execution of the SSLA, MCFC entered into a Negative Pledge Agreement in favor of the Agent. Under the Negative Pledge Agreement, MCFC represented that it will not pledge, sell, assign or transfer its ownership of all or any part of the issued and outstanding capital stock of PFS and will not otherwise or further encumber any of such capital stock beyond the currently existing negative pledge thereof in favor of Branch Banking and Trust Company, a North Carolina banking corporation headquartered in Winston-Salem, North Carolina ("BB&T"). Once the pledge of the capital stock of PFS to BB&T is terminated, MCFC will pledge all of its capital stock in PFS to the Agent for the benefit of the lenders to secure payment of all Senior Debt.

        In the third quarter of fiscal 2010, we amended the SSLA to allow additional banks to become parties to the SSLA under a modified non-voting role. We have identified each lender that has voting rights under the SSLA as "voting bank(s)" and lenders that do not have voting rights under the SSLA, as "non-voting bank(s)". While all voting and non-voting banks have the same rights to the collateral and are party to the same terms and conditions of the SSLA, all of the non-voting banks acknowledge and agree that they have no right to vote on any matter nor to prohibit or hinder any action by us, or the voting banks. As of September 30, 2010, we had ten non-voting banks from whom we borrowed $19.8 million. The balance of these notes as of September 30, 2010 was $19.4 million.

        The following table sets forth a three-year history of the total borrowings and availability under the SSLA and the former Senior Lending Agreement:

	As of and for the Years Ending September 30,
	2010	2009	2008
	(dollars in thousands)
Revolving credit line:
Total facility	$30,500	$32,500	$40,000
Balance at end of year	21,373	20,770	23,586
Maximum available credit(1)	9,127	11,730	16,414
Term notes(2):
Voting banks	$183,000	$183,726	$260,892
Withdrawing banks	34,314	53,162	—
Non-voting banks	19,391	—	—

Total facility	$236,705	$236,888	$260,892
Balance at end of year	210,668	221,187	198,466
Maximum available credit(1)	26,037	16,098	62,426
Total revolving and term notes(2):
Voting banks	$213,500	$216,226	$300,892
Withdrawing banks	34,314	53,162	—
Non-voting banks	19,391	—	—

Total facility	$267,205	$269,388	$300,892
Balance at end of year	232,041	241,957	222,052
Maximum available credit(1)	35,164	27,828	78,840
Credit facility available(3)	35,164	27,828	20,110
Percent utilization of voting banks	83.53%	87.13%	73.80%
Percent utilization of the total facility	86.84%	89.67%	73.80%

(1)
Maximum available credit assumes proceeds in excess of the amounts shown below under "Credit Facility Available" are used to increase qualifying finance receivables and all terms of the SSLA are met, including maintaining a senior indebtedness to consolidated net receivable ratio of not more than 80.0%.

(2)
Includes 48-month amortizing term notes.

(3)
Credit available is based on the existing asset borrowing base and maintaining a senior indebtedness to consolidated net notes receivable ratio of not more than 80%.

        Subordinated Debt—Parent.    In the second quarter of fiscal 2010, we amended our SSLA to convert the parent note from a term facility to a revolving line of credit. Funding on this line of credit is provided as needed at our discretion and dependent upon the availability of our parent with a maximum principal balance of $25.0 million. Interest is payable monthly and is based on prime or 5.0%, whichever is greater. Interest on borrowings was 5.0% at September 30, 2010. As of September 30, 2010, the outstanding balance was $11.9 million.

        Outstanding Investment Notes.    We fund certain capital and financial needs through the sale of investment notes. These notes have varying fixed interest rates and are subordinate to all senior indebtedness. We can redeem these notes at any time upon 30 days written notice. On January 21, 2010, the Securities and Exchange Commission ("SEC") declared effective our registration statement on Form S-1 (Amendment No. 1) registering $25 million of investment notes. We filed our final prospectus and prospectus supplement containing certain pricing information on January 21, 2010. We began offering these investment notes on January 22, 2010. As of December 31, 2010, we had outstanding $52.6 million of these notes (with accrued interest), of which $20.6 million is from our recent offering. The amount includes a $0.5 million purchase adjustment relating to fair value adjustments recorded as part of our acquisition by MCFC. These notes had a weighted average interest rate of 9.35% as of December 31, 2010.

        Dividends From Subsidiaries.    Our reinsurance subsidiary is subject to the laws and regulations of the state of Nevada which limit the amount of dividends our reinsurance subsidiary can pay to us and require us to maintain a certain capital structure. In the past, these regulations have not had a material impact on our reinsurance subsidiary or its ability to pay dividends to us. We do not expect these regulations will have a material impact on our business or the business of our reinsurance subsidiary in the future.

Impact of Inflation and General Economic Conditions

        Although inflation has not had a material adverse effect on our financial condition or results of operations, increases in the inflation rate generally are associated with increased interest rates. A significant and sustained increase in interest rates could unfavorably impact our profitability by reducing the interest rate spread between the rate of interest we receive on military loans and retail installment contracts and interest rates paid under our SSLA and investment notes. Inflation also may negatively affect our operating expenses. With the ongoing strains in the financial markets, we see liquidity, capital and earnings challenges for some lenders in our credit group which may reduce their ability to participate in the credit or may cause a decrease in their willingness to lend at the current levels. In addition, we have borrowings of $34.3 million from withdrawing banks who previously participated in the SLA. See "Liquidity and Capital Resources."

Critical Accounting Policies

        General.    Our accounting and reporting policies are in accordance with GAAP and conform to general practices within the finance company industry. The significant accounting policies used in the preparation of the consolidated financial statements are discussed in Note 1 to the Consolidated Financial Statements. Critical accounting policies require management to make estimates and assumptions, which affect the reported amounts of assets, liabilities, income and expenses. As a result, changes in these estimates and assumptions could significantly affect our financial position and results of operations.

        Allowance for Credit Losses and Provision for Credit Losses.    We consider our policy regarding the allowance and resulting provision for credit losses to be our most important accounting policy due to the significant degree of management judgment applied in establishing the allowance and the provision.

        We utilize a statistical model which incorporates both historical and prospective estimates to better forecast potential credit risk trends to determine the appropriate amount of allowance for credit losses.

        We evaluate the finance receivable portfolio quarterly. Our portfolio consists of a large number of relatively small, homogenous accounts. No account is large enough to warrant individual evaluation for impairment. We consider numerous qualitative and quantitative factors in estimating losses in our finance receivable portfolio, including the following:

  •
  Prior credit losses and recovery experience

  •
  Current economic conditions

  •
  Current finance receivable delinquency trends

  •
  Demographics of the current finance receivable portfolio

        We also use several ratios to aid in the process of evaluating prior finance receivable loss and delinquency experience. Each ratio is useful, but each has its limitations. These ratios include:

  •
  Delinquency ratio—finance receivables 60 days or more past due as a percentage of finance receivables

  •
  Allowance ratio—allowance for finance receivable losses as a percentage of finance receivables

  •
  Charge-off ratio—net charge-offs as a percentage of the average of finance receivables at the beginning of each month during the period

  •
  Charge-off coverage—allowance for finance receivable losses to net charge-offs

        In addition to these models, we exercise our judgment, based on our experience in the consumer finance industry, when determining the amount of the allowance for finance receivable losses. We consider this estimate to be a critical accounting estimate that affects its net income in total and the pretax operating income of our business. See "Item 7. Management Discussion and Analysis of Financial Conditions and Results of Operations—Credit Loss Experience and Provision for Credit Losses."

        Goodwill and Other Intangible Assets.    Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as purchases. Other intangible assets represent other identifiable assets. Goodwill is not amortized over an estimated useful life, but rather tested at least annually for impairment. Intangible assets other than goodwill, which are determined to have finite lives, continue to be amortized on straight-line or accelerated bases over their estimated useful lives. Amortizing intangibles are currently evaluated for impairment. Recoverability of these assets is assessed only when events have occurred that may give rise to an impairment. When a potential impairment has been identified, forecasted undiscounted net cash flows of the operations to which the asset relates are compared to the current carrying value of the long-lived assets present in that operation. If such cash flows are less than such carrying amounts, long-lived assets, including such intangibles, are written down to their respective fair values.

Contractual Obligations

        We have the following payment obligations under current financing and leasing arrangements as of September 30, 2010:

		Payments Due By Period
		(dollars in thousands)
Contractual obligations:	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long-term debt	$250,212	$92,432	$132,811	$7,851	$17,118
Interest on long term debt(1)	17,172	6,074	8,765	1,771	562
Parent Subordinated Debt	11,900	11,900	—	—	—

Total contractual cash obligations	$279,284	$110,405	$141,576	$9,622	$17,680

(1)
Interest on long term debt is calculated using the weighted average interest rate of 6.38% for amortizing term notes and 9.38% for investment notes as of September 30, 2010.

		Amount of Commitment Expiration Per Period
		(dollars in thousands)
Other commercial commitments:	Total Amounts Committed	Less than 1 year	1 - 3 years	4 - 5 years	Over 5 years
Lines of credit	$21,373	$21,373	$—	$—	$—
Interest on lines of credit(1)	1,069	1,069

Total lines of credit	$22,442	$22,442	$—	$—	$—

(1)
Interest on lines of credit is calculated using the fixed rate of 5.00% as of September 30, 2010.

Impact of New and Emerging Accounting Pronouncements Not Yet Adopted

        In July 2010, the Financial Accounting Standards Board ("FASB") issued new accounting guidance that requires companies to provide more information in their disclosures about the credit quality of their financing receivables and the credit reserves held against them. This guidance is intended to improve transparency in financial reporting by public and nonpublic companies that hold financing receivables, which includes loans and other long-term receivables. As this guidance amends only the disclosure requirements for loans and the allowance for credit losses, we do not believe the adoption of this pronouncement will have a significant impact on our consolidated financial statements. We will adopt this guidance during the first quarter of fiscal 2011.

        In October 2010, FASB issued new accounting guidance regarding accounting for costs associated with acquiring or renewing insurance contracts. This guidance is intended to address the diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. This guidance will be effective for us in fiscal 2012 and we do not expect the adoption of this guidance to have a material impact on the financial statements.

 BUSINESS

General

        Pioneer Financial Services, Inc. ("PFS") is a wholly owned subsidiary of MidCountry Financial Corp., a Georgia corporation ("MCFC"). PFS, with its wholly owned subsidiaries (collectively "we," "us," "our" or the "company"), purchases consumer loans and retail installment contracts, on a worldwide basis, made exclusively to active-duty or career retired U.S. military personnel or U.S. Department of Defense employees. We plan to hold these consumer loans and retail installment contracts until repaid.

        We purchase consumer loans and retail installment contracts primarily from two different sources. Our largest source of consumer loans is the Military Banking Division ("MBD") of MidCountry Bank ("MCB"), a federally chartered stock savings association and wholly owned subsidiary of our parent, MCFC. MBD originates these through a network of loan production offices and via the Internet. Military families use these loan proceeds to purchase consumer goods and services. We also purchase retail installment contracts from retail merchants that sell consumer goods to active-duty or career retired U.S. military personnel or U.S. Department of Defense employees.

        We are not associated with, nor are we endorsed by, the U.S. military or U.S. Department of Defense. However, we do seek to maintain a positive, supportive relationship with the military community.

        As of December 31, 2010, Thomas H. Holcom, Jr. Chief Executive Officer, Joseph B. Freeman, President and Chief Operating Officer and Laura V. Stack, Chief Financial Officer were our executive officers and are responsible for our policy-making decisions. None of these officers are compensated by us. Each of these officers is an employee and officer of MBD. MBD and MCFC provide compensation and remuneration for services to these executive officers and all the employees of MBD. We pay fees to MBD for management and record keeping services.

Lending and Servicing Operations

  Primary Supplier of Loans

        We have retained MBD as a primary supplier of loans. We entered into a Loan Sale and Master Services Agreement ("LSMS") with MBD whereby we purchase loans originated by MBD and MBD services these loans on our behalf. Under the LSMS Agreement, MBD uses our underwriting criteria (which was developed from our past customer credit repayment experience and is periodically revalidated based on current portfolio performance). These criteria require the following:

  •
  All borrowers must be active duty or career retired U.S. military personnel or U.S. Defense Department employees.

  •
  All potential borrowers must complete standardized credit applications either in person at one of MBD's loan production offices or online via the Internet.

  •
  A thorough review must be conducted on all applicants' military service history. This includes verification of status including rank and credit history using major credit reporting. Other review procedures may be conducted as deemed necessary.

  •
  Loan repayment terms must generally be structured to repay the entire loan prior to the customer's estimated separation from the military.

        To the extent MBD originates loans under these underwriting criteria, we have the exclusive right to purchase such loans. Loans purchased from MBD and those previously originated by us are referred to as "military loans." See "Item 1A. Risk Factor—MBD may modify underwriting and servicing standards and does not have to lend to the traditional customers who meet our business model and lending guidelines, which may materially adversely affect our business operations, cash flow, results of operations, financial condition and profitability."

  Loan Purchasing

        Generally.    We have more than 20 years experience underwriting, originating, monitoring and servicing consumer loans to the military market and have developed a deep understanding of the military and the military lifestyle. Through this extensive knowledge of our customer base, we developed a proprietary scoring model that focuses on the unique characteristics of the military market, as well as traditional credit scoring variables which are currently utilized by MBD when originating loans in this market. We incorporated the proprietary underwriting guidelines and scoring model into our loan origination system to facilitate auto-decisioning and risk-based pricing on our loans.

        For the loans we purchase, MBD uses our proprietary underwriting guidelines and scoring model when it originates loans. Under these guidelines, in evaluating the creditworthiness of potential customers, MBD primarily examines the individual's debt to income ratio, discretionary income, military rank, time served in the military and prior credit experience. Loans are limited to amounts that the customer could reasonably be expected to repay from discretionary income. Loan repayment terms are generally structured to repay the entire loan prior to the customer's estimated separation from the military. However, when we purchase loans from MBD, we cannot predict when or whether a customer may unexpectedly leave the military or when or whether other events could occur which result in not being repaid prior to a customer's departure from the military. In general, the majority of finance receivables we own are under $10,000, repayable in equal monthly installments and have terms no longer than 48 months.

        A risk in all consumer lending and retail sales financing transactions is the customer's unwillingness or inability to repay obligations. Unwillingness to repay is usually evidenced by a consumer's historical credit repayment record. An inability to repay occurs after initial credit evaluation and funding and usually results from lower income due to early separation from the military or reduction in rank, major medical expenses, or divorce. Occasionally, these types of events are so economically severe that the customer files for protection under the bankruptcy laws. Standard underwriting guidelines are used at the time the customer applies for a loan to help minimize the risk of unwillingness or inability to repay. These guidelines were developed from past customer credit repayment experience and are periodically revalidated based on current portfolio performance. MBD uses these guidelines to predict the relative likelihood of credit applicants repaying their obligation to us. We purchase loans made to consumers who fit our underwriting guidelines. The amount and interest rate of the military loan or retail sales finance transaction purchased are set by MBD or the retail merchant based upon our underwriting guidelines considering the estimated credit risk assumed.

        As a customer service, we consider purchasing a new loan from MBD for an existing borrower who has demonstrated a positive payment history with us and where the transaction creates an economic benefit to the customer after fully underwriting the new loan request to ensure proper debt ratio, credit history and payment performance. We will not purchase refinancings made to cure delinquency or for the sole purpose of creating fee income. Generally, we purchase refinancing of existing loans when a portion of the new loan proceeds is used to repay the balance of the existing loan and the remaining portion is advanced to the customer. Approximately 25.0% of military loans we purchased in fiscal 2010 were refinancings from existing loans.

        Military Loans Purchased from MBD.    We purchase military loans from MBD if they meet our lending guidelines. We have given MBD rights to our lending guidelines and extensive experience with lending to the military marketplace. Pursuant to the LSMS, we transferred rights to our underwriting model and lending system to MBD; however, we retained ownership of this model and the lending system. Using our model and system, MBD originates these loans directly through its loan production offices and over the Internet.

        Retail Installment Contracts.    We purchase retail installment contracts that meet our quality standards and return on investment objectives from approximately 300 active retail merchant locations. Retail installment contracts are finance receivable notes generated during the purchase of consumer goods by active-duty or retired career U.S. military personnel or U.S. Department of Defense employees. These customers have demonstrated an apparent need to finance a retail purchase and a willingness to use credit. We generally acquire these contracts without recourse to the originating merchant. However, reserve agreements with many retail merchants allow us to withhold funds from the merchant's proceeds to create reserves to be used in the event a customer defaults and the loan is deemed uncollectible. Retail installment contracts generally have maximum terms of 48 months.

  Management and Record Keeping Services

        MBD provides management and record keeping services in accordance with the LSMS. For these management and record keeping services, we pay MBD a monthly fee in an amount equal to .70% (8.4% annually) of the outstanding principal balance of the military loans and retail installment contracts serviced as of the last day of each month. The fee is adjusted annually on the basis of the annual increase or decrease in the Consumer Price Index ("CPI"). Also, as part of its compensation for performing these management and recording keeping services, MBD retains all ancillary revenue, including late charges and insufficient fund fees, associated with these loans and retail installment contracts. For these services, we also pay MBD an annual fee of $33.86 for each military loan and retail installment contract owned by us at the end of the prior fiscal year. The annual fee is paid in monthly installments. This fee is adjusted annually on the basis of the annual increase or decrease in the CPI.

        To facilitate MBD's servicing of the military loans and retail installment contracts, we have granted MBD (i) the non-exclusive rights to use certain intellectual properties, including our trade names and service marks, and (ii) the right to use our Daybreak system and related hardware and software. We have also granted MBD non-exclusive rights to market additional products and services to our U.S. military borrowers. We retain all other borrower relationships.

Credit Loss Experience

        We closely monitor portfolio delinquency and loss rates in measuring the quality of our portfolio and the potential for ultimate credit losses. We attempt to control customer delinquencies through careful evaluation of the loans we purchase and credit history at the time the loan is originated and we continue this evaluation during the time MBD services the loan, including through collection efforts after charge-off has occurred.

Reinsurance Operations

        Prior to June 2010, one of our wholly owned subsidiaries reinsured substantially all of the credit life and credit accident and health insurance policies sold by us and MBD on behalf of Assurant, an unaffiliated insurance carrier. This line of business provided us with an additional source of income from the earned reinsurance premiums. If a customer is killed, injured or becomes ill, including during war, our subsidiary will have payment obligations. The liability we may have for possible losses related to our reinsurance operations and the corresponding charges to our income to maintain this amount are immaterial to our overall business. See "Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations—Sources of Income—Credit Reinsurance Premiums." In June 2010, MBD ceased selling reinsurance products.

Debt Protection Product

        During the second quarter of fiscal 2010, MBD began offering a debt protection product to its customers. The debt protection product is essentially a debt cancellation program. If the customers who purchase this debt protection product are killed, injured, become ill among other protected events, we will have payment obligations. The liability we establish for possible losses related to our debt protection product and the corresponding charges to our income to maintain this amount are immaterial to our overall business.

Regulation

  General

        MBD and retail merchants who originate military loans and retail installment contracts are subject to extensive regulation, supervision and licensing by the Federal Trade Commission ("FTC"), the Office of Thrift Supervision ("OTS"), and other state and federal agencies. Failure to comply with these requirements can lead to, among other sanctions, termination or suspension of licenses, consumer litigation and administrative enforcement actions. If MBD cannot make loans or dealers are unable to finance active-duty or career retired U.S. military personnel and U.S. Department of Defense employees, this will materially adversely impact our business, results of operations and cash flow. See "Item 1A. Risk Factors—MBD and retail merchants are subject to many laws and governmental regulations, and loss of licenses or any changes in these laws or regulations may materially adversely affect our results of operations, cash flow, financial condition and business operations." Also as a wholly owned subsidiary of MCFC, a thrift holding company, we are subject to oversight by the FTC and the OTS. See "Item 1A. Risk Factors—Potential regulatory changes may impact the lending practices of our vendors requiring us to make changes to our business model."

  Financial Reform Regulations

        The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") was signed into law on July 21, 2010. This financial reform law will materially change the current bank regulatory environment and affect the lending, deposit, investment, trading and operating activities of financial and depositary institutions and their holding companies and affiliates. See "Item 1A. Risk Factors—Financial reform legislation recently enacted by Congress will, among other things, eliminate the Office of Thrift Supervision, increase capital requirements, create a new Consumer Financial Protection Bureau and result in many new laws and regulations that will likely increase our costs of operations."

  Reinsurance Regulations

        Our reinsurance subsidiary is subject to laws and regulations of the insurance authorities in the State of Nevada. These regulations cover such matters as its capitalization, reserve requirements, affiliate transactions, and permitted investments. They also place restrictions on the amount of dividends that the reinsurance subsidiary can pay to us and requires us to maintain a certain capital structure. As of September 30, 2010, the reinsurance subsidiary had the ability to pay us up to $4.2 million in dividends pursuant to these laws and regulations.

  Other Regulations

        Once we purchase finance receivables, we are obligated to comply with the Gramm-Leach-Bliley Act (the "GLB Act"), which was signed into law at the end of 1999 and contains comprehensive consumer financial privacy restrictions. Various federal enforcement agencies, including the FTC, have issued final regulations to implement the GLB Act. These restrictions fall into two basic categories. First, we must provide various notices to customers about privacy policies and practices. Second, the

GLB Act restricts us from disclosing non-public personal information about the customer to non-affiliated third parties, with certain exceptions. If we violate this law, regulators may require us to discontinue disclosing information improperly and in certain circumstances, customers may have a private right of action if such disclosure is made without the consent of the customer. We believe we have prepared the appropriate consumer disclosures and internal procedures to address these requirements. We are also subject to federal and state securities and disclosure laws and regulations.

  Compliance

        We have procedures and controls in place to monitor compliance with numerous federal and state laws and regulations and believe we are in compliance with such laws and regulations. However, because these laws and regulations are complex and often subject to interpretation, or because of a result of unintended errors, we may, from time to time, inadvertently violate these laws and regulations. If more restrictive laws, rules and regulations are enacted or more restrictive judicial and administrative interpretations of those laws are issued, compliance with the laws could become more expensive or difficult. Furthermore, changes in these laws and regulations could require changes in the way we conduct our business and we cannot predict the impact such changes would have on our profitability, if at all.

        MBD and the retail merchants who originate military loans and retail installment contracts purchased by us also must comply with both state and federal credit and trade practice statutes and regulations. If retail merchants fail to comply with these statutes and regulations, consumers may have rights of rescission and other remedies. In such cases, we have rights under our agreement with these merchants to require the merchant to repurchase the related retail installment contracts and to pay us for any damages we may incur or litigation costs, including attorney's fees and costs. However, if we are unable to enforce our agreement with the merchant, resulting consumer recession rights and remedies could have an adverse effect on our business, results of operation, financial condition and cash flow.

Employee Relations

        MBD employees perform services for us and we pay management and record keeping services fees to MBD. We had no employees as of September 30, 2010. We do employ certain consultants on a contract basis.

Properties

        As of September 30, 2010, we do not own any property.

Legal Proceedings

        We are subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not have a material adverse effect on the financial position or results of operations.

Availability Of Reports, Certain Committee Charters And Other Information

        Our website address is www.pioneerservices.com. We do not make our Securities and Exchange Commission ("SEC") public filings available on our website because our investment notes are not publicly traded and our only outstanding share of common stock is owned by MCFC.

        The SEC maintains an internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding us.

        We will also provide printed copies of all our SEC filings to any shareholders, upon request to Pioneer Financial Services, Inc., 4700 Belleview Ave, Suite 300, Kansas City, Missouri 64112, Attention: Investments.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Executive Officers

        The following table sets forth information regarding directors and executive officers as of January 27, 2011:

Name	Age	Position
Thomas H. Holcom, Jr.	64	Chief Executive Officer and Director
Laura V. Stack	48	Chief Financial Officer, Treasurer, Asst. Secretary and Director
Joseph B. Freeman	40	President, Chief Operating Officer and Director
Robert F. Hatcher	69	Director

        For each member of our executive team and member of our Board, we set forth below information regarding such member's business experience and the specific experience, qualifications, attributes and/or skills which, in the opinion of our Board, qualifies this person to serve as a director and are likely to enhance our Board's ability to manage and direct our business and affairs. The information in this section should not be understood to mean that any of the director is an "expert" within the meaning of the federal securities laws.

        Thomas H. Holcom, Jr. is the Chief Executive Officer and a member of the board of directors of PFS. Mr. Holcom has been associated with PFS since 1985 when he joined as the Chief Financial Officer. He was named President and Chief Operating Officer in September 2000 and promoted to Chief Executive Officer in May 2007. Prior to joining PFS, Mr. Holcom spent 19 years with a regional bank with assets over $1 billion and rose to the level of Executive Vice President. His career has encompassed strategic planning, corporate finance, consulting, investments, risk management and marketing. He serves in leadership positions on the boards of numerous professional and civic organizations. As such, Mr. Holcom has a deep knowledge and understanding of the industry and market in which we operate, our goals and objectives and related strategies to achieve such goals and objectives, the financials concerns and challenges we face and significant experience in the management and operations of finance companies.

        Laura V. Stack was named Chief Financial Officer, Treasurer and Secretary in June of 2007. Most recently, Ms. Stack was Director of Corporate Finance and previously held the position of controller for PFS. Ms. Stack joined PFS in 1999, after serving as Vice-President for a financial services firm with responsibilities for accounting, cash management, financial/regulatory reporting, consolidating-corporation budget and auditing. Ms. Stack serves on the board of directors for the charitable organization, Friends of Alvin Ailey. As such, Ms. Stack has accounting experience and knowledge about public companies, the financials concerns and challenges faced in our industry, our regulatory environment and significant experience in financial reporting of finance companies to the SEC and our lenders.

        Joseph B. Freeman is the President and Chief Operating Officer. He is also the President of MBD. He was named to the position of President in October 2010, succeeding Mr. Holcom. He was named to the position of Chief Operating Officer, succeeding Mr. Holcom in July 2007 after holding the dual role of both Chief Strategy Officer and Chief Lending Officer. He joined PFS in 2002 after serving as President of a successful Internet Marketing Company that helped clients align their marketing efforts with operations, ROI initiatives and strategic objectives. Mr. Freeman has considerable business experience in accounting, operations, consulting, and marketing. His community and philanthropic activities span a wide breadth of Kansas City organizations and universities. As such, Mr. Freeman has management and operational oversight experience of finance companies. As a former manager for Deloitte, our registered accounting firm, he has accounting experience for public companies and understands the regulatory environment in which we operate.

        Robert F. Hatcher is a member of the board of directors. Mr. Hatcher is President and Chief Executive Officer of MidCountry. Mr. Hatcher was the President of First Liberty Bank from 1988 until 1990 and President and Chief Executive Officer of that bank and its parent, First Liberty Financial Corp., from 1990 until its merger with BB&T in 1999. Prior to joining First Liberty, Mr. Hatcher served in various positions with Trust Company Bank (now SunTrust) for 27 years. He has been a director of MidCountry since 2002. Mr. Hatcher has management and financial experience as a chief executive officer of a financial services company. He also has oversight and corporate governance experience as a current member and former chairman of the Board of Regents of the University System of Georgia and a current and former director of various corporate and nonprofit entities.

Director Compensation, Composition and Committees

        We have no outside directors and do not pay separate compensation for serving as a director.

        We are a wholly-owned subsidiary of MCFC. In view of this, the small size of our board of directors and that we do not have publicly traded equity securities that would be subject to exchange listing requirements, we do not have a separate standing nominating committee or compensation committee. The functions which are normally performed by those committees are performed by our board of directors as a whole. Our board has formed an audit committee, consisting of two members of our board of directors, Laura V. Stack and Joseph B. Freeman. Ms. Stack has been appointed the chair of the audit committee and is an audit committee expert. The designation of a person as an "audit committee financial expert", within the meaning of the rules under Section 407 of the Sarbanes-Oxley Act of 2002, shall not impose any greater responsibility or liability on that person than the responsibility and liability imposed on such person as a member of the audit committee, nor shall it decrease the duties and obligations of other audit committee members or the board. The audit committee does not have a separate charter. In recognition of the expertise and experience of the audit committee of MCFC, our audit committee relies and expects to continue to rely heavily on MCFC's audit committee in fulfilling the functions of an audit committee. Our executive officers and directors are subject to our Code of Ethics, a copy of which may be obtained at no charge from us upon written request.

COMPENSATION DISCUSSION AND ANALYSIS

        This compensation discussion and analysis ("CD&A") describes the material elements of compensation awarded to, earned by, or paid to each of our Principal Executive Officer (referred to in this CD&A as our "Chief Executive Officer") and Principal Financial Officer (referred to in this CD&A as our "Chief Financial Officer") and other executive officers for all services rendered by these officers in all capacities to us. During the last completed fiscal year, our named executive officers and other executive officers have been employed by MBD. The Chief Executive Officer provides less than 50% of his services to PFS. The Chief Financial Officer provides over 50% of services to PFS. The other executive officers provide less than 50% of services to us. Other than our Chief Executive Officer and Chief Financial Officer, none of our executive officers earned or were paid or awarded compensation equal to or greater than $100,000 for services provided to us in any capacity. Beginning on June 1, 2007, in connection with the acquisition by MCFC, we have provided no compensation to any of our executive officers. As disclosed under "Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations," we pay MBD various fees for services to us. All compensation for the named and other executive officers is paid by MBD and determined by the Compensation Committee of MCFC (the "Compensation Committee").

        The purpose of this analysis is to summarize the philosophical principles, specific program elements and other factors considered in making decisions about executive compensation. Our compensation discussion and analysis focuses on the information for primarily the last completed fiscal year contained in the tables and related footnotes and other narrative which follow this discussion, but we also describe compensation actions taken before or after the last completed fiscal year to the extent it enhances the understanding of our executive compensation disclosure.

MCFC Compensation Committee's Responsibilities

        The board of directors of MCFC (the "Board") established the Compensation Committee that is to be responsible for oversight of MCFC's executive compensation program, including stock grants, to ensure that MBD and MCFC provide the appropriate motivation to retain the key executives and employees and achieve superior corporate performance and stockholder value. The Compensation Committee is responsible for all matters dealing with executive officers and director's compensation including: annual incentive plans, employment contracts for executive officers, restricted stock unit awards, and stock option awards for eligible employees.

        The Compensation Committee is composed of four directors and meets approximately two times per year. Reports of the Compensation Committee's actions and recommendations are presented to the full Board after each meeting. In September 2010, the Compensation Committee engaged CBIZ Human Capital Services ("CBIZ"), an independent executive compensation consultant, to advise it on compensation matters for executive officers based on information provided to CBIZ by MCFC's management and CBIZ's independent research. A formal review of executive compensation is completed every two years by an independent executive compensation consultant.

Compensation Philosophy

        MCFC is a privately held company and its primary concerns are improving shareholder value for its shareholders and meeting our obligations to our investment noteholders. Accordingly, the guiding compensation philosophy of the Compensation Committee is to establish a compensation program that will enable the attraction, development, and retention of key executives and employees who are motivated to achieve excellent corporate performance, strong results of operations and cash flows and sustained long-term shareholder value. Furthermore, the pay practices we have in place do not encourage employees to take inappropriate or excessive risks that would be potentially detrimental to our financial or operating results, our cash flow, our profits and the interests of our investment note holders.

Program Elements

        Our executive compensation program is composed of base salary, annual incentive and long-term incentive compensation. The following table outlines the total compensation earned by, paid and awarded to, our named executive officers for services provided to us in any capacity.

Summary Compensation Table

Name and Principal Position	Year	Salary	Annual Incentive(1)	Retention Bonus	Restricted Stock Awards	Option Awards	All Other Compensation(2)	Total Annual Compensation
Thomas H. Holcom Jr.
President and Chief Executive Officer	2010	$76,775	$64,479	$—	$14,768	$—	$—	$156,022
President and Chief Executive Officer	2009	$69,808	$40,838	$—	$13,218	$—	$—	$123,863
President and Chief Executive Officer	2008	$55,161	$34,789	$90,500	$12,832	$—	$24,332	$217,612
Laura V. Stack
Chief Financial Officer	2010	$82,130	$49,678	$—	$—	$—	$—	$131,808
Chief Financial Officer	2009	$78,591	$47,154	$—	$—	$—	$—	$125,745
Chief Financial Officer	2008	$73,661	$44,125	$45,000	$—	$—	$—	$162,787

(1)
Annual incentives earned are paid in the subsequent fiscal year.

(2)
All Other Compensation was less than $10,000 except for Mr. Holcom's 2008 other compensation which was $24,332 and consisted of the following:

  Employer 401(k) matching contributions—$1,688, country club expenses—$21,250, employee supplemental retirement contribution—$844 and automobile allowance—$551.

Base Salary

        The Compensation Committee sets base salaries after considering an individual's responsibilities, experience and overall job performance. In September 2010, the Compensation Committee reviewed the competitiveness of base compensation as compared to a third party peer group. Base salaries for executive officers are targeted to the midpoint of the peer group.

        The third party peer group of companies consists of:

Company Name	Ticker	Assets (000,000)	Total Revenues (000,000)	2009 Net Income (000,000)	Return on Equity	Return on Assets	Return on Sales
Advance America, Cash Advance Center	AEA	$446.15	$647.7	$54.2	25.49%	12.15%	8.37%
CardTronics, Inc.	CATM	$460.40	$493.4	$5.3	(182.47)%	1.15%	1.07%
EZ Corp Inc—CLA	EZPW	$492.52	$597.5	$68.5	16.47%	13.90%	11.46%
First Cash Financial Services	FCFS	$256.29	$366.0	$41.9	19.70%	16.33%	11.44%
Green Dot Corp	GDOT	$123.27	$234.8	$37.2	340.45%	30.15%	15.83%
Nicholas Financial, Inc.	NICK	$214.14	$56.5	$10.9	11.15%	5.07%	19.24%
QC Holdings, Inc.	QCCO	$148.09	$220.6	$21.0	32.01%	14.17%	9.51%
Rewards Network, Inc.	DINE	$102.84	$108.6	$5.3	6.27%	5.18%	4.91%
White River Capital, Inc.	RVR	$140.96	$31.5	$4.9	4.91%	3.45%	15.46%
World Acceptance Corp	WRLD	$593.05	$438.7	$73.7	19.24%	12.42%	16.79%

        All executive officers are eligible for an annual merit increase to base salary, effective January 1st, based primarily on performance of job responsibilities and accomplishment of predetermined performance objectives. Job accomplishments are measured by a written performance appraisal which includes evaluating the key responsibilities of the position using five levels of defined performance ratings culminating in an overall job performance rating. Our Chief Executive Officer evaluates our other executive officers' performance. The Chief Executive Officer of MCFC evaluates our Chief Executive Officer's performance.

Retention Bonus

        Our named executive officers received a retention bonus in January 2008. These retention bonuses were paid 180 days after the close of the acquisition of PFS by MCFC.

Annual Incentive

        MBD and MCFC provide our named executive officers with an annual opportunity to earn cash incentive awards through the Annual Incentive Plan (the "AIP"). Annual incentive compensation is paid in cash. The Compensation Committee's goal is to attain a combined base salary and annual incentive compensation to be that of the median to seventy-fifth percentile of the third party peer group identified above.

 Incentive and Retention Plan Awards

	Threshold ($)	Target ($)	Maximum ($)
Thomas H. Holcom Jr.	$30,710	$46,065	$69,098
Laura V. Stack	$24,639	$36,958	$49,278

        For 2010, Mr. Holcom's annual incentive is based 40% on our operating earnings, 35% on the operating earnings of MCFC and 25% based on net charge-offs. To receive an incentive payment, the minimum performance objective must be achieved.

        For 2010, Ms. Stack's annual incentive is based 100% on our operating earnings combined with the operating earnings of MBD. To receive an incentive payment, the minimum performance objective must be achieved.

Long Term Incentive

        MBD and MCFC provide our executive officers with a Long Term Incentive Plan ("LTIP") that annually grants restricted stock to officers based on the earned annual cash incentive, if one is earned. The restricted stock awards vest 40% on the third anniversary of the grant date, 30% on the fourth anniversary of the grant date and 30% on the fifth anniversary of the grant date.

        The Compensation Committee reviews the third party peer group data provided by CBIZ to help it award long term incentives, which are competitive with our third party peer group.

Option Exercises and Restricted Stock Vested for 2010, 2009 and 2008

	Option Awards		Restricted Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Thomas H. Holcom Jr.
May 31, 2010		$—	1,167	$6,535
December 1, 2009	11,250	$11,250	2,167	$8,233
May 31, 2009	—	$—	1,167	$10,616
December 1, 2008	8,750	$79,625	1,083	$11,916
May 31, 2008	6,250	$68,750	1,167	$12,832
Laura V. Stack
May 31, 2010	—	$—	—	$—
December 1, 2009	6,000	$39,900	—	$—

Deductibility of Executive Compensation

        Section 162(m) of the Internal Revenue Code provides guidance on the deductibility of compensation paid to our five highest paid officers. MBD has taken the necessary actions to ensure the deductibility of payments under our annual and long-term performance incentive compensation plans. MBD and MCFC also intend to take the actions necessary to maintain the future deductibility of payments and awards under these programs.

Conclusion

        We are satisfied that the base salary, annual incentive plan and long-term incentive plan provided to our named executive officers by MBD and MCFC are structured to foster a performance-oriented culture. They create strong alignment with the long-term best interests of our shareholders and noteholders. Compensation levels are reasonable in light of services provided, executive performance, our performance and industry practices. Furthermore, the pay practices we have in place do not encourage employees to take inappropriate or excessive risks that would be potentially detrimental to our financial or operating results, our cash flow, our profits and the interests of our investment note holders.

Potential Payments Upon Termination

        Assuming the employment of our named executive officer were to be terminated by the company without cause or by such executive with good reason as of September 30, 2010, the following individual would be entitled to payments as stipulated in the terms of his signed Employment Agreement.

Severance Benefits

	Base Salary	Unvested Equity Comp	Benefits	Total
Thomas H. Holcom Jr.	$76,775	$—	$—	$76,775

        No severance payment is provided for any of the executive officers in the event of death, disability or retirement.

        Assuming the employment of our named executive officers were to be terminated due to death, disability or retirement after attaining age 65, restricted stock unit awards would automatically vest. If employment of the named executive officer is terminated because of death or disability, stock options may be exercised to the extent exercisable on the termination date. In the case of retirement after attaining age 65, stock options would become fully vested on the termination date. Upon all other terminations, the amounts in the AIP and LTIP would be forfeited.

Compensation Committee Interlocks and Insider Participation

        We are a wholly-owned subsidiary of MCFC and do not have a separate compensation committee. During the past three fiscal years, none of our executive officers served on the MCFC Compensation Committee or any compensation committee (or equivalent) or the board of directors, of another entity whose executive officers(s) served on our MCFC Compensation Committee.

CERTAIN TRANSACTIONS

        Our Chief Executive Officer, Thomas H. Holcom, Jr., and certain immediate family members own investment notes issued by us. Amounts held by these related parties totaled $554,074 and $3,720 at September 30, 2010 and 2009 respectively. These investment notes will mature in 2011 and 2012, and bear a weighted average interest rate of 7.81% (See Note 7 to the consolidated financial statements).

        We entered into a LSMS Agreement with MBD in June 2009. Under the LSMS Agreement, we buy certain military loans that MBD originates and receives management and record keeping services. Total loans purchased from MBD, pursuant to the LSMS Agreement were $240,871,321 and $225,538,247 for fiscal 2010 and 2009, respectively. Total expenses paid to MBD, for services received for management and record keeping services pursuant to the LSMS Agreement were $39,955,918 and $37,446,150 for fiscal 2010 and 2009, respectively.

        Our audit committee, with the assistance of the audit committee of the MCFC Board, reviews, approves or ratifies any related party transactions. The review includes the nature of the relationship, the materiality of the transaction, the related person's interest in the transaction and position, the benefit to us and the related party, and the effect on the related person's willingness or ability in making such determination to properly perform their duties here.

PRINCIPAL SHAREHOLDERS

        As of January 27, 2011, MCFC, a Georgia corporation, owns one (1) share of our common stock, which constitutes all of our issued and outstanding shares of common stock. We have no other class of capital stock authorized. The address of MCFC is 201 2nd Street, Suite 950, Macon, Georgia 31201. MCFC has sole voting and investment power with respect to the share of our common stock set forth above. Neither our directors nor any of our executive officers own any shares of our common stock.

DESCRIPTION OF INVESTMENT NOTES

  General

        The notes are being issued under a Second Amended and Restated Indenture dated as of December 29, 2009 ("indenture") between us and U.S. Bank National Association, as trustee. The indenture was originally executed on May 12, 2003 and was amended and restated in 2004 to reflect the change of the title of the securities from junior subordinated debentures to investment notes. In 2009, the indenture was amended and restated to reflect changes in our senior indebtedness, and the new SSLA and to facilitate the public offering of investment notes. No other substantive changes were made to the indenture. The indenture was filed as an exhibit to our registration statement filed on December 31, 2009. You can also obtain a copy of the indenture from us. Below, we have summarized certain parts of the indenture. The summary is not complete and you should read the indenture in its entirety for provisions that may be important to you. In the summary below, we have included references to the section number of the indenture provision that is summarized so you can easily locate these provisions. Capitalized terms used in this summary have the meanings specified in the indenture.

        The notes are unsecured obligations and are subordinate to all of our senior indebtedness and rank equal in payment with our junior subordinated debentures issued to Missouri residents only and all prior to November 1, 2002 and investment notes issued prior to December 31, 2009. See "—Subordination". Unless otherwise agreed upon, each note will have a term of not less than 12 months and not more than 120 months as determined by us and the holder at the time the note is purchased. (Section 2.2(b)). There is no sinking fund or similar provision for payment of the notes at maturity. We will pay maturing notes from our general funds. (Section 2.2(e)).

        The notes will be issued, without coupons, in any amount $10,000 or greater. (Section 2.2(a)). Under certain conditions discussed below, the notes automatically renew. We may redeem the notes prior to their maturity, but the holders have no right to redeem the notes prior to maturity. (Article 3). The notes will mature on the date specified on the note.

  Renewal

        The notes contain a renewal provision which effectively extends the maturity date of and resets the interest rate on the note upon maturity unless the holder requests repayment in writing. The principal amount of the renewed note will equal the principal amount of the note on the most recent maturity date, plus all accrued and unpaid interest. The term of a renewed note will be equal to the original term of the note, and the interest rate of the note will be equal to the interest rate we are then paying on notes of a like term and principal amount, which may be higher or lower than the interest rate on the original note. (Section 2.2(d)).

        At least 20 days prior to the maturity date of a note, we will send the note holder a written notice reminding the holder of the pending maturity of the note and that it will be renewed unless the holder requests repayment in writing within 20 days after the maturity date and a copy of the current prospectus for the notes. The notice will also state the place where the note may be surrendered for payment. (Section 2.2(d)).

        While we have the right to renew a note, we have no obligation to renew a note and may pay it in full upon maturity. So long as we have an effective registration statement on file with the SEC and the securities commissions of the states in which the notes are sold, we currently intend to renew the notes. If we do not have an effective registration statement on file with the SEC and the securities commissioners of the states in which the notes are sold, we will pay the notes in full upon maturity. (Article 3).

  Subordination

        The payment of principal and interest on the notes is subordinated to all of our senior indebtedness, as described below. Upon the maturity of our senior indebtedness, by lapse of time, acceleration or otherwise, the holders of the senior indebtedness will be entitled to receive payment in full before the holders of the notes are entitled to receive any payment. The indenture does not limit the amount of additional indebtedness, including senior indebtedness, which we or any of our subsidiaries may create, incur, assume or guarantee. As a result of these subordination provisions, upon default, holders of the notes may recover less than holders of our senior indebtedness. (Section 10.3).

        Under the indenture, our "senior indebtedness" means all outstanding indebtedness (present or future) created, incurred, assumed or guaranteed by us (and all renewals, extensions or refundings thereof), which is (a) not expressly subordinate or junior to any other indebtedness of us; (b) which is expressly subordinate and junior to the indebtedness described in clause (a) but not to any other of our indebtedness and (c) which is expressly subordinate and junior to the indebtedness described in clauses (a) and (b) but not to any other of our indebtedness. Senior indebtedness includes, but is not limited to, (x) the guarantee by us of any indebtedness of any other person (including, without limitation, our subordinated indebtedness of another person), unless such indebtedness is expressly subordinated to the notes, (y) any indebtedness to any of our subsidiaries, and (z) our indebtedness under the SSLA. Notwithstanding anything herein to the contrary, senior indebtedness does not include junior subordinated debentures, investment notes and money saver certificates issued prior to December 31, 2010, which in the aggregate was in the amount of $52,877,941, including outstanding principal and accrued interest, as of December 31, 2010.

        The notes sold in this offering will rank equally with each other, and with our outstanding junior subordinated debentures issued prior to November 1, 2002 and any investment notes purchased prior to December 31, 2010 and are subordinate and junior in rank, priority and right of payment to all of our senior indebtedness. (Section 2.2(e)).

        Nothing in the indenture prohibits us from entering into another indenture to issue other investment notes or securities which are senior to, have the same rights and obligations of, or are subordinate to the investment notes.

  Interest

        We may change the interest rates at which we offer notes from time to time based on market conditions, our financial requirements, the principal amount of the note and the term to maturity chosen by the purchaser, but no such change will affect the interest rate of any note purchased before the effective date of such change. Except as otherwise stated below, the interest rate applicable to the notes will be the rate set forth in the supplement to this prospectus in effect as of the date of the issuance of the note. Interest payable for any month or portion of a month will be computed on the basis of the number of days elapsed in a 360-day year or twelve 30-day months. (Section 2.2(c)).

        Interest on a note accrues from the date of issue, which is deemed to be the date we receive and accept proper documentation, including an executed subscription agreement, and appropriate funds, but only if they are received before 3:00 p.m. on a business day. If we receive the documents and funds on a non-business day or after 3:00 p.m. on a business day, then the date of issue will be deemed to be the next business day. For this purpose, business days are Monday through Friday, except for Missouri legal holidays. (Sections 1.1 and 2.2(c)).

        We will pay or compound interest on the notes annually, at the election of the note holder. We will pay interest on compounded interest at the same rate paid on the underlying principal. Holders of notes in principal amounts of $10,000 or more may, in return for a 1/2 percent reduction in the interest rate on the note, elect to receive monthly interest payments. (Section 2.2(c)).

        Interest rates on notes in a principal amount in excess of $100,000 will be negotiated on a case by case basis based upon our financial requirements, the term of the investment and prevailing interest rates. (Section 2.2(c)).

  Redemption at the Option of Pioneer

        We may, at our option, redeem any or all of the notes on at least 30 days' written notice to each holder at a price equal to 100% of the principal amount of the notes being redeemed, plus accrued interest on a daily basis up to, but not including, the redemption date. We will pay no premium upon redemption of the notes. We may select notes for redemption in our sole discretion. (Article 3).

  Modification of Indenture

        We, together with the trustee, may modify the indenture at any time with the consent of the holders of not less than a majority in principal amount of the notes that are then outstanding. However, we and the trustee may not make a modification to the indenture without the consent of each holder affected if the modification; (1) affects the terms of payment of, the principal of, or any interest on any note; (2) changes the percentage of note holders whose consent to a waiver or modification is required; (3) affects the subordination provisions of the indenture in a manner that adversely affects the right of any holder or (4) waives any event of default in the payment of principal of, or interest on, any note.

        Without action or consent by the note holders, we and the trustee may amend the indenture or enter into supplemental indentures to clarify any ambiguity, defect or inconsistency in the indenture, to provide for the assumption of the notes by any successor to us, to make any change to the indenture that does not adversely affect the legal rights of any note holders, or to comply with the requirements of the Trust Indenture Act of 1939, as amended. We will give written notice to the note holders of any amendment or supplement to the indenture or notes. (Sections 9.1 and 9.2).

  Place, Method and Time of Payment

        We will pay principal and interest on the notes at our principal executive office, or at such other place as we may designate for that purpose; provided, however, that if we make payments by check, they will be mailed to the holder of the note at his or her address appearing on the register of the notes maintained by the registrar at the close of business ten (10) days prior to such payment date. Any payment of principal or interest which is due on a nonbusiness day will be payable by us on the next business day immediately following that nonbusiness day and no additional interest will accrue in the intervening period. (Section 4.1).

  Events of Default

        An event of default is defined in the indenture as being a default in payment of principal or any installment of interest on the notes which has not been cured following 10 days' written notice; our becoming subject to certain events of bankruptcy or insolvency; or our failure to comply with provisions of the notes or the indenture and the failure is not cured or waived within 60 days after we have received notice of such failure from the trustee or from the holders of at least a majority in principal amount of the outstanding notes. (Section 6.1).

        If an event of default occurs and is continuing, the trustee or the holders of a majority in principal amount of the then outstanding notes may declare the principal of and the accrued interest on all outstanding notes due and payable. (Section 6.2). If such a declaration is made, we are required to pay the principal of and interest on all outstanding notes within 90 days after the declaration, so long as the senior indebtedness has not matured by lapse of time, acceleration or otherwise. (Section 10.4). We are required to file annually with the trustee an officer's certificate that certifies the absence of defaults under the terms of the indenture. We are also required to file with the trustee and the paying agent prompt notice of an event of default under the indenture and any default related to any senior indebtedness. (Section 4.3).

        The indenture provides that the holders of a majority of the aggregate principal amount of the notes at the time outstanding may, on behalf of all holders, waive any existing event of default or compliance with any provision of the indenture or the notes, except a default in payment of principal or interest on the notes or an event of default with respect to a provision that cannot be amended without the consent of each affected holder. In addition, the trustee may waive an existing event of default or compliance with any provision of the indenture or notes, except in payments of principal or interest on the notes, if the trustee in good faith determines that a waiver or consent is in the best interests of the holders of the notes. (Section 6.4).

        If an event of default occurs and is continuing, the trustee is required to exercise the rights and duties vested in it by the indenture and to use the same degree of care as a prudent person would exercise under the circumstances in the conduct of his or her affairs. The trustee however, is under no obligation to perform any duty or exercise any right under the indenture at the request, order or direction of any note holders unless the trustee receives indemnity satisfactory to it against any loss, liability or expense (Section 7.1). Subject to such provisions for the indemnification of the trustee, the holders of a majority in principal amount of the notes at the time outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee. The indenture effectively limits the right of an individual note holder to institute legal proceedings in the event of our default. (Section 6.5).

  Satisfaction and Discharge of Indenture

        The indenture may be discharged upon the payment of all notes outstanding issued under the indenture. (Article 8).

  Reports to the Securities and Exchange Commission

        We plan to file annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three fiscal quarters of each fiscal year with the Securities and Exchange Commission while the registration statement containing this prospectus is effective and as long thereafter as we are required to do so. (Section 4.2). Copies of such reports will be sent to any note holder upon written request.

  Service Charges

        We reserve the right to assess service charges and fees for issuing notes to replace lost or stolen notes, to transfer a note, or to issue a replacement interest payment check. (Sections 2.6 and 2.7).

  Transfer

        A note holder may not transfer any note until the registrar has received, among other things, appropriate endorsements and transfer documents and any taxes and fees required by law or permitted by the indenture. The registrar is not required to transfer any note for a period beginning 15 days before the date notice is mailed of the redemption or the maturity of such note and ending on the redemption of such note or 21 days after the maturity date of the note, as appropriate. (Section 2.6). No assurance can be given that a note holder will be able to sell any note or to sell any note at a profit. See "Risk Factors—Your investment in the notes is illiquid."

  Concerning the Trustee

        The indenture contains certain limitations on the right of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases, or to realize on certain property with respect to any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires certain conflicting interests and if any of the indenture securities are in default, it must eliminate such conflict or resign. (Sections 7.10 and 7.11).

  Accounts

        We are qualified to serve as custodian for individual retirement accounts, simplified employee pension accounts, Roth IRAs and Coverdell education savings accounts. Qualifying investors may choose to establish one of these accounts with us to hold their notes.

PLAN OF DISTRIBUTION

        Pursuant to this prospectus, we are offering up to $25,000,000 in aggregate principal amount of the notes. We will offer the notes through our officers and employees directly without an underwriter or agent and on a continuous basis. This offering will expire on                        . However, we have the right to terminate this offering at any time before that date.

        We plan to offer the notes through our officers and employees in accordance with Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and all applicable state securities laws. We intend to conduct the offering by direct mail, advertisements in print and electronic media, and other methods, all in compliance with applicable laws and regulations, including securities laws. Our officers and employees will not receive any additional compensation or commission for their selling efforts. Except as set forth below, once received and accepted orders will be irrevocable and no funds will be refunded.

        We do not currently use a broker-dealer or an agent to assist in the sales of the notes. We may employ the services of a FINRA member broker-dealer in the future for purposes of offering the notes on a "best-efforts" or agency basis. If an agreement concerning the use of the services of any broker-dealer is reached, we will file a post effective amendment to the registration statement containing this prospectus to disclose the name of the broker-dealer, the compensation being paid to the broker-dealer and any other material terms of our agreement with the broker-dealer, including any agreement that we make to indemnify the broker-dealer against specific liabilities, including liabilities under the Securities Act of 1933. Any written agreement that we reach with the broker-dealer will also be filed as an exhibit to the registration statement. We will cease selling the notes until the SEC declares the registration statement effective.

        We plan to sell the investment notes only to accredited investors as defined in Rule 501 of Regulation D under the Securities Act of 1933 or to persons who meet the suitability requirements of their state of residency and have at least:

  •
  a gross income of $65,000 and a net worth of $65,000 (exclusive of home, home furnishings and automobiles); or

  •
  a net worth of $150,000 (exclusive of home, home furnishings and automobiles); and

  •
  no more than 10% of their liquid net worth invested in the notes unless defined as an accredited investor. Liquid net worth is the portion of a person's total net worth that is comprised of cash, cash equivalents, and readily marketable securities.

        The notes may be purchased only by means of a written offer to purchase in the form provided by us. We will not accept an offer to purchase notes or negotiate checks delivered for payment on the sale of notes until five business days following the date the prospective purchaser has received the final prospectus and any related prospectus supplement. If we receive a properly executed offer to purchase and payment for the purchase of notes from any person who has previously received the final prospectus but who has not received a current prospectus supplement, we will not accept the offer to purchase or any payment for a note until five business days following the mailing of a confirmation of sale and a current prospectus supplement to such prospective purchaser.

        Once we accept an offer, however, the purchase of the note and the issuance of certificates for the note will be deemed to have occurred as of the date we receive and accept the offer to purchase and payment. We reserve the right to reject any offer to purchase, in whole or in part. In the event your offer is not accepted, we will promptly refund your funds, without deduction of any costs and without interest.

        There is no established trading market for the notes, and we do not expect one to develop.

        Investors seeking information as to the current interest rates for the notes may contact us at (816) 756-2020 to receive a current quote as to such rates.

        We reserve the right to withdraw or cancel the offering at any time. In the event of a withdrawal or cancellation, orders previously received will be irrevocable and no funds will be refunded.

NOTICE TO MISSOURI RESIDENTS

        The Missouri Securities Division has determined that an investment in the notes is not suitable for any person who:

  •
  does not have a gross income of at least $45,000 and a net worth of at least $45,000 (exclusive of home, home furnishings and automobiles); or

  •
  does not have a net worth of at least $150,000 (exclusive of home, home furnishings and automobiles); and

  •
  has more than 10% of their liquid net worth invested in the notes.

        In determining whether to sell notes to a particular investor, we will comply with the general standards set forth above. See "Plan of Distribution."

VALIDITY OF INVESTMENT NOTES

        The validity of the notes being offered by this prospectus will be passed upon for us by Stinson Morrison Hecker LLP, Kansas City, Missouri.

EXPERTS

        The consolidated financial statements included in this prospectus for the years ended September 30, 2010, 2009 and 2008 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement, indicated in their report included herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INTERESTS OF NAMED EXPERTS AND COUNSEL

        No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the investment notes offered hereby was employed on a contingency basis, or had, or is to receive, in connection with such offering, a substantial interest, direct or indirect, in PFS, nor was any such person connected with the PFS as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the material United States federal income tax considerations relating to the purchase, ownership and disposition of the notes, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This discussion is based on provisions of the Internal Revenue Code of 1986, as amended, applicable regulations, judicial authority and current administrative rulings now in effect, all of which are subject to change, potentially with a retroactive effect.

        This summary applies only to United States holders that are beneficial owners of the notes as "capital assets," within the meaning of Code Section 1221. This discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules such as (1) banks, thrifts, regulated investment companies, or other financial institutions or financial service companies, (2) S corporations, (3) holders subject to the alternative minimum tax, (4) tax-exempt organizations, (5) insurance companies, (6) foreign persons or entities, (7) brokers or dealers in securities or currencies, (8) holders whose "functional currency" is not the U.S. dollar, (9) persons that will hold the notes as a position in a hedging transaction, "straddle," "conversion transaction" (as defined for tax purposes), or (10) persons deemed to sell the notes under the constructive sale provisions of the Code. This summary discusses the Federal income tax considerations applicable to the initial purchase of the notes and does not discuss the tax considerations of a subsequent purchase of the notes. Each prospective purchaser of notes should consult his or her own tax advisor.

        The interest income earned on the notes will be taxable as ordinary income to the holders of the notes. The holder will report the interest income earned on the note in accordance with the holder's method of accounting for Federal income tax purposes. Holders of notes using the cash basis of accounting will report the interest income in the year the interest is actually or constructively received. Because a note holder may require monthly payment of interest income on the note, the interest income will be treated as constructively received by a cash basis taxpayer on each interest payment date. Holders of notes using the accrual basis of accounting will include the interest income ratably over the term of the note.

        Upon the sale, exchange or redemption of a note, a holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income and not added to the note's basis, which amount may be received without generating further income) and (2) such holder's adjusted tax basis in the note. A holder's adjusted tax basis in a note generally will equal the cost of the note to such holder less any principal payments received by the holder. Such capital gain or loss will be long-term capital gain or loss if the holder's holding period in the note is more than twelve months at the time of sale, exchange or redemption. Under current law, long-term capital gains recognized by some noncorporate holders, including individuals, will generally be subject to taxation at capital gains rates. The deductibility of capital losses is subject to limitations.

        Under the Code, we must report the interest earned on notes with respect to each holder to the Internal Revenue Service on the appropriate Form 1099, a copy of which will also be provided to a note holder. No portion of interest generally will be withheld for holders who properly provide us with a taxpayer identification number on Forms W-8 or W-9. If a note holder does not provide us with a taxpayer identification number on Forms W-8 or W-9, we are required to withhold tax on any interest paid. The withholding rate is presently 28% of the interest. It is our policy not to sell to anyone refusing to provide a taxpayer identification number on a Form W-8 or W-9.

        THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC, Washington, D.C., our registration statement on Form S-1 under the Securities Act with respect to the notes offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our notes sold in this offering, refer to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other documents filed as an exhibit to the registration statement.

        A copy of our registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and schedules thereto.

        As a result of the offering, we are subject to the informational requirements of the Securities Exchange Act of 1934. We will fulfill our obligations with respect to such requirements by filing periodic reports and other required information with the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholder of Pioneer Financial Services, Inc.
Pioneer Financial Services, Inc.
Kansas City, MO

        We have audited the accompanying consolidated balance sheets of Pioneer Financial Services, Inc. (the "Company") as of September 30, 2010 and 2009, and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the three years ended September 30, 2010, 2009 and 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2010 and 2009, and the results of their operations and their cash flows for each of the three years ended September 30, 2010, 2009 and 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, MN
November 30, 2010

PIONEER FINANCIAL SERVICES, INC.

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2010 AND 2009

	2010	2009
ASSETS
Cash and cash equivalents—non-restricted	$1,938,610	$3,311,478
Cash and cash equivalents—restricted	669,391	114,058
Investments—restricted	6,009,301	8,287,905
Investments—non-restricted	1,442,734	130,000
Net finance receivables	329,957,394	313,930,096
Furniture and equipment—net	195,731	427,639
Deferred income tax asset	5,893,101	4,294,966
Prepaid and other assets	6,201,345	5,915,115
Deferred acquisition costs	4,608,299	3,034,599
Goodwill	31,474,280	31,474,280
Intangibles—net	10,713,800	14,405,000

Total assets	$399,103,986	$385,325,136

LIABILITIES AND STOCKHOLDER'S EQUITY
Revolving credit line—banks	$21,373,000	$20,770,000
Subordinated debt—parent	11,900,000	—
Accounts payable	1,376,242	1,891,825
Accrued expenses and other liabilities	7,226,758	7,682,887
Amortizing term notes	210,667,743	221,187,023
Investment notes	40,028,349	33,306,309

Total liabilities	292,572,092	284,838,044

Commitments and contingencies (see Note 7)
Stockholder's equity:
Common stock, no par value; 1 share issued and outstanding	86,394,200	86,394,200
Accumulated other comprehensive income	167,680	124,383
Retained earnings	19,970,014	13,968,509

Total stockholder's equity	106,531,894	100,487,092

Total liabilities and stockholder's equity	$399,103,986	$385,325,136

See Notes to Consolidated Financial Statements

PIONEER FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended September 30,
	2010	2009	2008
Interest income and fees	$105,460,224	$99,689,511	$83,842,539
Interest expense	18,019,188	17,854,730	16,363,946

Net interest income before provision for credit losses	87,441,036	81,834,781	67,478,593
Provision for credit losses	22,432,831	23,454,336	21,911,854

Net interest income	65,008,205	58,380,445	45,566,739
Noninterest income:
Insurance premiums earned	6,296,128	4,386,809	3,940,598
Other	225	901	8,541

Total noninterest income	6,296,353	4,387,710	3,949,139
Noninterest expense:
Management and record keeping services fee	37,070,755	34,285,932	27,605,379
Professional and regulatory fees	1,165,394	1,408,458	1,346,307
Amortization of intangibles	3,691,200	4,234,800	5,311,200
Other operating expenses	3,593,563	2,084,847	2,102,415

Total noninterest expense	45,520,912	42,014,037	36,365,301
Income before income taxes	25,783,646	20,754,118	13,150,577
Provision for income taxes	9,221,419	7,417,566	5,376,466

Net income	$16,562,227	$13,336,552	$7,774,111

Net income per share, basic and diluted(1)	$16,562,227	$13,336,552	$7,774,111

(1)
One share outstanding.

See Notes to Consolidated Financial Statements

PIONEER FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2009 AND 2008

	Total	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income
Balance, September 30, 2007	$81,571,388	$82,394,200	$(822,812)	$—
Net income	7,774,111	—	7,774,111	—
Capital contribution by parent	2,000,000	2,000,000	—	—
Dividend paid to parent	(2,507,177)	—	(2,507,177)	—
Accounting for uncertain tax provisions (Note 8)	(294,331)	—	(294,331)	—

Balance, September 30, 2008	$88,543,991	$84,394,200	$4,149,791	$—
Net income	13,336,552	—	13,336,552	—
Unrealized gain on investments, net of tax of $66,976	124,383	—	—	124,383

Total comprehensive income	$13,460,935	$—	$13,336,552	$124,383
Capital contributed by parent	2,000,000	2,000,000	—	—
Dividend paid to parent	(3,517,834)	—	(3,517,834)	—

Balance, September 30, 2009	$100,487,092	$86,394,200	$13,968,509	$124,383
Comprehensive income:
Net income	16,562,227	—	16,562,227	—
Unrealized gain on investments, net of tax of $90,288	43,297	—	—	43,297

Total comprehensive income	$16,605,524	$—	$16,562,227	$43,297
Dividend paid to parent	(10,560,722)	—	(10,560,722)	—

Balance, September 30, 2010	$106,531,894	$86,394,200	$19,970,014	$167,680

See Notes to Consolidated Financial Statements

PIONEER FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended September 30,
	2010	2009	2008
Cash flows from operating activities:
Net income	$16,562,227	$13,336,552	$7,774,111
Items not requiring (providing) cash:
Provision for credit losses on finance receivables	22,432,831	23,454,336	21,911,854
Depreciation and amortization	3,873,419	4,663,599	4,194,249
Deferred income taxes	(1,688,424)	(1,776,250)	(2,028,905)
Interest accrued on investment notes	1,786,588	1,811,936	1,775,038
Changes in:
Accounts payable and accrued expenses	(971,712)	2,379,221	234,602
Deferred fees—net	(1,573,700)	4,284,931	3,620,404
Unearned premium reserves	3,661,587	(172,236)	(407,566)
Prepaids and other assets	(286,230)	287,646	(382,640)

Net cash provided by operating activities	43,796,586	48,269,735	36,691,147

Cash flows from investing activities:
Finance receivables purchased from affiliate	(240,871,321)	(225,538,247)	(210,919,449)
Finance receivables purchased from retail merchants	(37,421,612)	(45,203,536)	(19,361,976)
Finance receivables repaid	236,171,217	200,892,812	171,328,697
Capital expenditures	(57,294)	(186,672)	(80,300)
Change in restricted cash	(555,333)	587,642	2,838,531
Investments purchased—restricted	(1,089,712)	(4,058,839)	(7,878,932)
Investments matured—restricted	2,189,168	2,722,000	4,446,435
Investments matured—non-restricted	—	—	100,000

Net cash used in investing activities	(41,634,887)	(70,784,840)	(59,526,994)

Cash flows from financing activities:
Net borrowing (repayments) under lines of credit	603,000	(2,816,000)	8,123,000
Proceeds from borrowings	102,976,531	114,824,809	109,000,000
Repayment of borrowings	(96,553,376)	(95,411,529)	(82,733,663)
Dividends paid to parent	(10,560,722)	(3,517,834)	(2,507,177)

Net cash (used in) provided by financing activities	(3,534,567)	13,079,446	31,882,160

Net (decrease) increase in cash and equivalents	(1,372,868)	(9,435,659)	9,046,313
Cash and cash equivalents
Beginning of year	3,311,478	12,747,137	3,700,823

Cash and cash equivalents
End of year	$1,938,610	$3,311,478	$12,747,137

Additional cash flow information:
Interest paid	$16,079,944	$15,837,326	$14,560,248
Income taxes paid	$12,019,609	$9,607,164	$7,138,493
Noncash financing activities:
Capital contribution from parent	$—	$2,000,000	$2,000,000

See Notes to Consolidated Financial Statements

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2010, 2009, AND 2008

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        The accompanying consolidated financial statements include the accounts of Pioneer Financial Services, Inc. and its wholly owned subsidiaries (collectively "we," "us," "our" or the "company"). Intercompany balances and transactions have been eliminated. We were acquired on May 31, 2007 by MidCountry Financial Corp, a Georgia corporation ("MCFC") as a wholly owned subsidiary (the "Transaction").

        Immediately subsequent to the Transaction, we declared and paid a dividend to MCFC of our business operation and certain assets and liabilities related to the origination and servicing of our finance receivables. MCFC contributed these operations to MidCountry Bank, a federally chartered stock savings association and wholly owned subsidiary of MCFC ("MCB"). MCB formed the Military Banking Division ("MBD") which is composed exclusively of the assets and liabilities contributed from MCFC. This transaction is further described in "Note 6: Goodwill and Other Intangible Assets". As part of the Transaction, we entered into a Loan Sale and Master Services Agreement ("LSMS Agreement") with MBD. Under the LSMS Agreement, MBD is obligated to originate loans and we are obligated to purchase those loans that meet our business model and underwriting guidelines. Also under the LSMS Agreement, MBD will provide us with management and record keeping services. As part of the Transaction, substantially all of our employees became employees of MBD. We pay fees for loans purchased and originated by MBD and management and record keeping services provided by MBD. The LSMS Agreement is further described in "Note 9: Related Party Transactions."

Nature of Operations and Concentration

        We are headquartered in Kansas City, Missouri. We purchase finance receivables from MBD. These receivables represent loans exclusively to active-duty or career retired U.S. military personnel or U.S. Department of Defense employees. We also purchase finance receivables from retail merchants that sell consumer goods to active-duty or career retired U.S. military personnel or U.S. Department of Defense employees.

Cash and Cash Equivalents—Non-Restricted

        We had no cash equivalents as of September 30, 2010. Our cash equivalents consisted of a money market account at September 30, 2009 of $1.9 million.

Cash and Cash Equivalents—Restricted

        We are required to maintain restricted cash pursuant to an agreement with The Assurant Group ("Assurant") a third party insurance company that underwrites policies sold by us. Based on the agreement, we are required to maintain cash and cash equivalents and/or investments in custodial accounts, in the amount of 102% of unearned premium and insurance claim and policy reserves, with a qualified financial institution.

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2010, 2009, AND 2008

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments—Non-Restricted

        We classify all non-restricted investments as held-to-maturity and are recorded at historical cost, adjusted for amortization of premiums and accretion of discounts. We have the intent and ability to hold investments to maturity. If the fair value of any investment security declines below cost and we consider the decline to be other than temporary, we reduce the investment security to its fair value, and record a loss.

Investments—Restricted

        We classify all restricted investments as available-for-sale and record them at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in stockholder's equity. If the fair value of any investment security declines below cost and we consider the decline to be other than temporary, we reduce the investment security to its fair value, and record a loss.

        These investments are restricted pursuant to an agreement with Assurant. Based on the agreement, we are required to maintain cash and cash equivalents and/or investments in custodial accounts, in the amount of 102% of unearned premium and insurance claim and policy reserves, with a qualified financial institution.

Finance Receivables

        Finance receivables are carried at amortized cost and are adjusted for unamortized direct origination fees and reduced for finance charges on pre-computed finance receivables, unearned dealer discounts, allowances for credit losses, debt protection reserves, insurance reserves and unearned fees and premiums. Insurance and debt protection reserves, unearned premiums and unearned fees applicable to credit risk on consumer receivables are treated as a reduction of finance receivables in the consolidated balance sheet since the payments on such policies generally are used to reduce outstanding receivables.

Allowance for Credit Losses

        We maintain an allowance for credit losses, which represents management's best estimate of probable losses in the outstanding finance receivable portfolio. The allowance for credit losses is reduced by actual credit losses and is increased by the provision for loan losses and recoveries of previous losses. The provision for finance receivable losses are charged to earnings to bring the total allowance to a level considered necessary by management. As the portfolio of finance receivables consists of a large number of relatively small, homogenous accounts, the finance receivables are evaluated for impairment as two separate components: consumer loans and retail installment contracts. Management considers numerous factors in estimating losses in our credit portfolio, including the following:

  •
  Prior credit losses and recovery experience

  •
  Current economic conditions

  •
  Current finance receivable delinquency trends

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2010, 2009, AND 2008

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  •
  Demographics of the current finance receivable portfolio

Goodwill and Other Intangible Assets

        Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as purchases. Other intangible assets represent premiums paid for other identifiable assets (see Note 6: Goodwill and Other Intangible Assets for more details). Goodwill is not amortized over an estimated useful life, but rather be tested annually for impairment as of September 30th. Intangible assets other than goodwill, which are determined to have finite lives, are amortized on straight-line or accelerated basis over their estimated useful lives between three and ten years. Amortizing intangibles are assessed for impairment only when events have occurred that may give rise to an impairment. When a potential impairment has been identified, forecasted undiscounted net cash flows of the operations to which the asset relates are compared to the current carrying value of the long-lived assets present in that operation. If such cash flows are less than such carrying amounts, long-lived assets, including such intangibles, are written down to their respective fair values.

Deferred Policy Acquisition Costs

        The costs of acquiring the insurance policies and debt protection fees are primarily related to the production of new and renewal business and have been deferred to the extent that such costs are deemed recoverable from future profits. Such costs principally include reinsurance and debt protection fees, premium taxes and third party servicing fees. Costs deferred on property and casualty and credit policies are amortized over the term of the related policies in relation to the premiums and fees earned. We anticipated investment income in its periodic evaluation of whether deferred policy acquisition costs can be recovered from future profits. If such costs are deemed to be not recoverable, the adjustment is recorded in the current period results of operations.

Insurance—Debt Protection Claims and Reserves

        Life and health reserves for credit coverage consist principally of future policy benefit reserves and reserves for estimates of future payments on incurred claims reported and unreported but not yet paid. Such estimates are developed using actuarial principles and assumptions based on past experience adjusted for current trends. Any change in the probable ultimate liabilities is reflected in net income in the period in which the change in probable ultimate liabilities was determined.

Revenue Recognition

Interest Income on Finance Receivables

        Interest income on finance receivables is recognized as revenue on an accrual basis using the effective yield method. The deferred fees, net of costs, are accreted into income using the effective-yield method over the estimated life of the finance receivable. If a finance receivable, net of costs, liquidates before accretion is completed, we charge or credit any unaccreted net deferred fees or costs to income at the date of liquidation. We recognized late charges as fee income when received. We stop

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2010, 2009, AND 2008

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

accruing interest income on finance receivables when a payment has not been received for 90 days, and the interest due exceeds an amount equal to 90 days of interest charges. The accrual is resumed when a full payment (95% or more of the contracted payment amount) is received.

Debt Protection and Reinsurance Income

        MBD sells life, accident and health protection along with other credit coverage's that are unique to our customers. Under an agreement, we assume from MBD, all risks on the credit accident, health insurance and other coverage's written on all of the military loans. Unearned fees and premiums are recognized as revenue over the period of risk in proportion to the amount of insurance protection provided.

Income Taxes

        We use the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recorded at currently enacted tax rates applicable to the period in which assets or liabilities are expected to be realized or settled. Deferred tax assets and liabilities are adjusted to reflect changes in statutory tax rates resulting in income adjustments in the period such changes are enacted.

        We are included in the consolidated federal income tax return, and for certain states, combined state tax returns with MCFC. We have provided for income taxes on a separate company basis for both federal and state purposes and are subject to a tax sharing agreement with MCFC and affiliates.

        Prior to the Transaction, we filed our federal income tax returns on a consolidated basis with our former parent company, Pioneer Financial Industries, Inc., and other affiliates.

New Accounting Pronouncements Not Yet Adopted

        In July 2010, the Financial Accounting Standards Board ("FASB") issued new accounting guidance that requires companies to provide more information in their disclosures about the credit quality of their financing receivables and the credit reserves held against them. This guidance is intended to improve transparency in financial reporting by public and nonpublic companies that hold financing receivables, which includes loans and other long-term receivables. As this guidance amends only the disclosure requirements for loans and the allowance for credit losses, we do not believe the adoption of this pronouncement will have a significant impact on our consolidated financial statements. We will adopt this guidance during the first quarter of fiscal 2011.

        In October 2010, FASB issued new accounting guidance regarding accounting for costs associated with acquiring or renewing insurance contracts. This guidance is intended to address the diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. This guidance will be effective for us in fiscal 2012 and we do not expect the adoption of this guidance to have a material impact on the financial statements.

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2010, 2009, AND 2008

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

        The preparation of consolidated financial statements requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and disclosures of contingent assets and liabilities. We use estimates and employ the judgments of management in determining the amount of our allowance for credit losses, insurance claims and policy reserves, deferred loan origination costs, and establishing the fair value of our financial instruments. While the consolidated financial statements and footnotes reflect the best estimates and judgments of management at the time, actual results could differ significantly from those estimates.

NOTE 2: FINANCE RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

        Finance receivables at September 30, 2010 and 2009, consisted of the following:

	2010	2009
Military receivables/loans	$344,108,417	$320,804,513
Retail installment contracts	42,932,469	43,981,657

Total finance receivables	387,040,886	364,786,170
Net deferred loan fees and dealer discounts	(20,294,073)	(18,591,300)
Unearned insurance premium reserves	(11,639,237)	(7,016,413)
Insurance claims and policy reserves	(653,926)	(627,106)

Finance receivables—net of unearned fees and premiums	354,453,650	338,551,351
Allowance for credit losses	(24,496,256)	(24,621,255)

Net finance receivables	$329,957,394	$313,930,096

        Changes in the allowance for credit losses during the fiscal years ended September 30, 2010, 2009 and 2008 were as follows:

	2010	2009	2008
Balance beginning of period	$24,621,255	$22,982,256	$21,638,655

Charge-offs:
Finance receivables charged-off	(26,222,972)	(25,041,024)	(23,145,642)
Recoveries	3,665,142	3,225,687	2,577,389

Net charge-offs	(22,557,830)	(21,815,337)	(20,568,253)
Provision for credit losses	22,432,831	23,454,336	21,911,854

Balance end of period	$24,496,256	$24,621,255	$22,982,256

        At September 30, 2010 and 2009, military loan receivables originated averaged $3,423 and $3,125, with a weighted maturity of 25.6 months and 25.4 months, while retail installment contracts purchased averaged $2,587 and $2,680 with a weighted maturity of 24.5 months and 24.7 months, respectively. At

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2010, 2009, AND 2008

NOTE 2: FINANCE RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES (Continued)

September 30, 2010 and 2009, the accrual of interest income had been suspended on $7,517,447 and $6,308,400 of loans, respectively.

        The liability for unpaid claims and claim adjustment expenses is estimated using an actuarially computed amount payable on claims reported prior to the balance sheet date that have not yet been settled, claims reported subsequent to the balance sheet date that have been incurred during the period ended, and an estimate (based on prior experience) of incurred but unreported claims relating to such period.

        Activity in the liability for unpaid claims and claim adjustment expenses for our health and life coverage are summarized as follows:

	As of and for the Year ended September 30,
	2010	2009	2008
Balance, beginning of period	$627,106	$507,470	$345,059
Amount incurred, related to
Prior periods	281,310	246,950	267,411
Current period	186,067	210,928	303,389

Total	467,377	457,878	570,800
Amount paid, related to
Prior periods	265,167	182,426	191,324
Current period	175,390	155,816	217,065

Total	440,557	338,242	408,389
Balance, end of period	$653,926	$627,106	$507,470

NOTE 3: INVESTMENTS—RESTRICTED

        Assurant processes and administers insurance transactions and activity on behalf of the Company. Pursuant to applicable insurance regulations, we are required to maintain a specified level of investments in custodial accounts with a qualified financial institution. These investments were comprised of certificates of deposits, U.S. treasury and federal securities. Investment income on restricted investments for the years ended September 30, 2010 and 2009 was approximately $278,482 and $284,972, respectively. Restricted investments of $0.6 million will mature within one year and $5.2 million will mature after one year and before five years.

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2010, 2009, AND 2008

NOTE 3: INVESTMENTS—RESTRICTED (Continued)

        We record our restricted investments at fair value. The following table represents the restricted investments as of September 30, 2010 and 2009:

	As of September 30, 2010				As of September 30, 2009
	Book Value	Gross Unrealized Gains(1)	Gross Unrealized (Losses)(1)	Fair Value	Book Value	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Restricted Investments:
Certificates of Deposit	$—	$—	$—	$—	$300,000	$6,571	$—	$306,571
Government Bonds	5,751,333	259,935	(1,967)	6,009,301	7,494,097	404,777	(223,422)	7,675,452
Corporate Bonds	—	—	—	—	302,449	3,433	—	305,882

	$5,751,333	$259,935	$(1,967)	$6,009,301	$8,096,546	$414,781	$(223,422)	$8,287,905

(1)
The unrealized gain on investments of $257,968 net of tax of $90,288 represents the accumulated other comprehensive income of $167,680.

        During fiscal 2010, 2009 and 2008, we did not recognize any material realized gains or losses on investments. None of the investments with unrealized losses were determined to be other-than-temporarily impaired and none of those investments have had unrealized losses for more than one year.

NOTE 4: INVESTMENTS—NON-RESTRICTED

        Non-restricted investment securities are comprised of certificates of deposit and U.S. Treasury savings bonds. We have total non-restricted investments of $1.4 million as of September 30, 2010 and $130,000 as of September 30, 2009. As of September 30, 2010, non-restricted investments of $1.4 million will mature after one year and before five years, $30,000 will mature after 10 years. During fiscal 2010, 2009 and 2008, we did not have any gains or losses on non-restricted investments.

NOTE 5: FURNITURE AND EQUIPMENT

        Cost and accumulated depreciation of property and equipment at September 30, 2010 and 2009 are as follows:

	2010	2009
Furniture and equipment	$41,200	$51,190
Computer software	1,111,244	1,043,960

	1,152,444	1,095,150
Less accumulated depreciation	(956,713)	(667,512)

Furniture and equipment—net	$195,731	$427,639

        Furniture and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Estimated useful lives are

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2010, 2009, AND 2008

NOTE 5: FURNITURE AND EQUIPMENT (Continued)

7 years for furniture and equipment, and 3 years for computer software. Major improvements are capitalized, while maintenance and repairs are charged to expense as incurred. Depreciation expense was $0.3 million in the years ended September 30, 2010, 2009 and 2008.

NOTE 6: GOODWILL AND OTHER INTANGIBLE ASSETS

        In connection with the Transaction, MCFC paid the shareholders of PFI (the "Sellers") approximately $68.8 million in cash and 882,353 shares of MCFC's common stock. Under the related purchase agreement, MCFC was also required to pay the Sellers an additional $5 million in contingent payments, of which $4 million was contributed to us and $1 million to MBD. The final contingent payment was made on March 31, 2009. The total purchase price was $90,229,762.

        The fair value assigned to intangible assets acquired and assumed liabilities is supported by valuations using estimates and assumptions provided by management.

        Due to the Transaction, we recorded goodwill and amortizable intangible assets in the form of customer, agent and vendor relationships, trade name, technology for the lending system and the value of business acquired. Goodwill and intangible assets at September 30, 2010 and 2009 are as follows:

	2010			2009
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Customer relationships	$11,000,000	$(6,600,944)	$4,399,056	$11,000,000	$(4,910,000)	$6,090,000
Agent relationships	700,000	(369,368)	330,632	700,000	(268,000)	432,000
Vendor relationships	1,700,000	(894,808)	805,192	1,700,000	(647,000)	1,053,000
Trade name	7,000,000	(2,907,708)	4,092,292	7,000,000	(2,083,000)	4,917,000
Technology	4,000,000	(2,913,372)	1,086,628	4,000,000	(2,087,000)	1,913,000
Valuation of business acquired—unearned premium	1,600,000	(1,600,000)	—	1,600,000	(1,600,000)	—

Total amortizable intangibles	$26,000,000	$(15,286,200)	$10,713,800	$26,000,000	$(11,595,000)	$14,405,000

Goodwill	$31,474,280	$—	$31,474,280	$31,474,280	$—	$31,474,280

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2010, 2009, AND 2008

NOTE 6: GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

        Amortization expense of currently recorded amortizable intangibles is expected to be as follows:

Year Ending September 30,	Annual Amortization Expense
2011	$2,974,000
2012	2,235,000
2013	1,706,000
2014	1,243,000
2015	1,027,000
Thereafter	1,529,000

Total	$10,714,000

        Management evaluated our goodwill at September 30, 20010 and determined that there was no impairment as the estimated fair value substantially exceeded the carrying value. Management also evaluates amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There were no impairments of amortizable intangible assets, as of September 30, 2010.

NOTE 7: BORROWINGS

Secured Senior Lending Agreement

        On June 12, 2009, we entered into the SSLA with the lenders listed on the SSLA ("the lenders") and UMB Bank, N.A. (the "Agent"). The SSLA replaced and superseded the Senior Lending Agreement, dated as of June 9, 1993, as subsequently amended and restated (the "SLA"). The term of the current SSLA ends March 31, 2011 and is automatically extended annually unless any lender gives written notice of its objection by March 1 of each calendar year. Our assets secure the loans extended under the SSLA for the benefit of the lenders and other holders of the notes issued pursuant to the SSLA or the SLA (the "Senior Debt"). The facility is an uncommitted credit facility that provides common terms and conditions pursuant to which the individual lenders that are a party to the SSLA may choose to make loans to us in the future. Any lender may elect not to participate in future fundings at any time without penalty. If a lender were to choose not to participate in future fundings, the outstanding amortizing notes would be repaid based on the original terms of the note. As of September 30, 2010, we could request up to $35.2 million in additional funds and remain in compliance with the terms of the SSLA. No lender, however, has any contractual obligation to lend us these additional funds.

        As of September 30, 2010, the lenders have indicated a willingness to participate in fundings up to an aggregate of $232.9 million during the next 12 months, including $197.8 million which is currently outstanding. In addition, the Company has borrowings of $34.3 million from withdrawing banks who had previously participated in the SLA or SSLA.

        In the third quarter of fiscal 2010, we amended the SSLA to allow additional banks to become parties to the SSLA under a modified non-voting role. We have identified each lender that has voting rights under the SSLA as "voting bank(s)" and lenders that do not have voting rights under the SSLA, as "non-voting bank(s)". While all voting and non-voting banks have the same rights to the collateral

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2010, 2009, AND 2008

NOTE 7: BORROWINGS (Continued)

and are party to the same terms and conditions of the SSLA, all of the non-voting banks acknowledge and agree that they have no right to vote on any matter nor to prohibit or hinder any action by us, or the voting banks. As of September 30, 2010, we had ten non-voting banks from who we borrowed $19.8 million. The balance of these notes as of September 30, 2010 was $19.4 million.

        The aggregate notional balance outstanding under amortizing notes was $210.7 million and $221.2 million at September 30, 2010 and 2009, respectively. There were 338 and 321 amortizing term notes outstanding at September 30, 2010 and 2009, respectively, with a weighted-average interest rate of 6.39% and 6.54%, respectively. Interest on the amortizing notes is fixed at 270 basis points over the 90-day moving average of like-term treasury notes when issued. The interest rate may not be less than 6.25%. All amortizing notes have terms not to exceed 48 months, payable in equal monthly principal and interest payments. Interest on amortizing notes is payable monthly. In addition, we are paying our lenders a quarterly uncommitted availability fee in an amount equal to ten basis points multiplied by the average, aggregate outstanding principal amount of all amortizing notes held by the lenders. For the year ended September 30, 2010, we paid our lenders $0.6 million in uncommitted availability fees.

        Advances outstanding under the revolving credit line were $21.4 million and $20.8 million at September 30, 2010 and 2009, respectively. When a lender elects not to participate in future fundings, any existing borrowings from that lender under the revolving credit line are payable in 12 equal monthly installments. Interest on borrowings under the revolving credit line is payable monthly and is based on prime or 5.00%, whichever is greater. Interest on borrowings was 5.00% at September 30, 2010 and 2009, respectively.

        Substantially all of our assets secure this debt under the SSLA. The SSLA also limits, among other things, our ability to (1) incur additional debt from the lenders beyond that allowed by specific financial ratios and tests, (2) borrow or incur other additional debt except as permitted in the SSLA, (3) pledge assets, (4) pay dividends, (5) consummate certain asset sales and dispositions, (6) merge, consolidate or enter into a business combination with any other person, (7) pay to MCFC service charge fees each year except as provided in the SSLA, (8) purchase, redeem, retire or otherwise acquire any of our outstanding equity interests, (9) issue additional equity interests, (10) guarantee the debt of others without reasonable compensation and only in the ordinary course of business or (11) enter into management agreements with our affiliates.

        Under the SSLA, we are subject to certain financial covenants that require that we, among other things, maintain specific financial ratios and satisfy certain financial tests. In part, these covenants require us to: (1) maintain an allowance for credit losses equal to or greater than the allowance for credit losses shown on our audited financial statements as of the end of our most recent fiscal year and at no time less than 5.25% of our consolidated net receivables, unless otherwise required by generally accepted accounting principals ("GAAP"), (2) limit our senior indebtedness as of the end of each quarter to not greater than four times our tangible net worth, (3) maintain a positive net income in each fiscal year, (4) limit our senior indebtedness as of the end of each quarter to not greater than 80% of our consolidated net receivables, and (5) maintain a consolidated total required capital of at least $75 million plus 50% of the cumulative positive net income earned by us during each of our fiscal years ending after September 30, 2008. Any part of the 50% of positive net income not distributed by us as a dividend for any fiscal year within 120 days after the last day of such fiscal year must be added

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2010, 2009, AND 2008

NOTE 7: BORROWINGS (Continued)

to our consolidated total required capital and may not be distributed as a dividend or otherwise. No part of the consolidated total required may be distributed as a dividend.

        We may not make any payment to MCFC in any fiscal year for services performed or reasonable expenses incurred in an aggregate amount greater than $735,000 plus reimbursable expenses. Such amount may be increased by the CPI published by the United States Bureau of Labor for the calendar year then most recently ended. Except as required by law, we may not stop purchasing small loans to military families from MBD, unless the lenders consent to such action.

        The breach of any of these covenants could result in a default under the SSLA, in which event the lenders could seek to declare all amounts outstanding to be immediately due and payable. As of September 30, 2010, we were in compliance with all loan covenants.

        Once an event of default has occurred, the Agent has the right, on behalf of all holders of the Senior Debt, to immediately take possession and control of the collateral. When the Agent notifies us of an event of default, the interest rate on all Senior Debt will automatically increase to a default rate equal to 2% above the interest rate otherwise payable on such Senior Debt. The default rate will remain in effect so long as any event of default has not been cured.

        In connection with the execution of the SSLA, MCFC entered into an Unlimited Continuing Guaranty. MCFC guaranteed the Senior Debt and accrued interest in accordance with the terms of the Unlimited Continuing Guaranty. Under the Unlimited Continuing Guarantee, MCFC also agreed to indemnify the Lenders and the Agent for all reasonable costs and expenses (including reasonable fees of counsel) incurred by the Lenders or the Agent for payments made under the Senior Debt that are rescinded or must be repaid by lenders to us. If MCFC is required to satisfy any of borrowers' obligations under the Senior Debt, the Lenders and the Agent will assign without recourse the related Senior Debt to MCFC.

        Concurrently, in connection with the execution of the SSLA, MCFC entered into a Negative Pledge Agreement in favor of the Agent. Under the Negative Pledge Agreement, MCFC represented that it will not pledge, sell, assign or transfer its ownership of all or any part of the issued and outstanding capital stock of the Company and will not otherwise or further encumber any of such capital stock beyond the currently existing negative pledge thereof in favor of Branch Banking and Trust, a North Carolina banking corporation headquartered in Winston-Salem, North Carolina ("BB&T"). Once the pledge of the capital stock of the Company to BB&T is terminated, MCFC will pledge all of its capital stock in the Company to the Agent for the benefit of the lenders to secure payment of all Senior Debt.

Subordinated Debt—Parent

        In fiscal year 2010, we amended our SSLA to convert the parent note from a term facility to a revolving line of credit. Funding on this line of credit is provided as needed at our discretion and dependent upon the availability of funds from our parent and is due upon demand. The maximum principal balance on this facility is $25.0 million. Interest is payable monthly and is based on prime or 5.0%, whichever is greater. As of September 30, 2010, the outstanding balance was $11.9 million. We expect to receive no additional borrowings from the parent during the next 12 months and may repay a portion of this balance.

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2010, 2009, AND 2008

NOTE 7: BORROWINGS (Continued)

Investment Notes

        We have borrowings through the issuance of investment notes (with accrued interest) with an outstanding notional balance of $40.0 million, which includes a $0.5 million purchase adjustment as of September 30, 2010 and $33.3 million, which includes a $0.6 million purchase adjustment as of September 30, 2009. The purchase adjustments relate to fair value adjustments recorded as part of the Transaction. These investment notes are nonredeemable before maturity by the holders, issued at various rates and mature 1 to 10 years from date of issue. At our option, we may redeem and retire any or all of the debt upon 30 days written notice. The average investment note payable was $38,693 and $34,915, with a weighted average interest rate of 9.38% and 9.51% at September 30, 2010 and 2009, respectively.

        On January 21, 2010, the Securities and Exchange Commission ("SEC") declared effective our registration statement on Form S-1 (Amendment No. 1) registering $25 million of investment notes. We filed our final prospectus and prospectus supplement containing certain pricing information on January 21, 2010. We began offering these investment notes on January 22, 2010. As of September 2010, we had issued 163 investment notes, in conjunction with this offering, with an aggregate value of approximately $8.0 million.

Maturities

        A summary of maturities for the amortizing notes and investment notes (net of purchase price adjustments) at September 30, 2010, follows:

	Amortizing Notes SSLA Lenders	Amortizing Notes Withdrawing Banks	Investment Notes	Total
2011	$67,409,038	$19,462,951	$5,559,606	$92,431,595
2012	57,366,940	12,667,229	4,253,134	74,287,303
2013	36,891,609	2,184,314	1,531,233	40,607,156
2014	14,386,323	—	3,530,401	17,916,724
2015	299,339	—	7,551,760	7,851,099
2016 and beyond	—	—	17,118,244	17,118,244

Total	$176,353,249	$34,314,494	$39,544,378	$250,212,121

NOTE 8: INCOME TAXES

        We are included in the consolidated federal income tax return, and for certain states, combined state returns, of MCFC. We have provided for income taxes on a separate company basis. The

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2010, 2009, AND 2008

NOTE 8: INCOME TAXES (Continued)

provision for income taxes for the years ended September 30, 2010, 2009 and 2008 consisted of the following:

	2010	2009	2008
Current
Federal	$9,770,014	$8,439,003	$5,923,156
State	947,900	894,175	1,407,227
Deferred
Federal	(1,272,534)	(1,772,437)	(2,028,712)
State	(223,961)	(143,175)	74,795

Total provision	$9,221,419	$7,417,566	$5,376,466

        The actual tax expenses for the fiscal years ending September 30, 2010, 2009 and 2008 differ from the "expected" tax expense for those years (computed by applying the applicable United States federal corporate tax rate of 35%, 34% and 35% for fiscal 2010, 2009 and 2008, respectively, to income before income taxes) as follows:

	As of and for the Year ended September 30,
	2010	2009	2008
Computed 'expected' tax expense	$9,024,277	$7,056,400	$4,602,704
State income tax expense (net of federal income tax effect)	343,310	447,043	989,492
Nondeductible expenses and other	(146,168)	(85,877)	(215,730)

Provision for income taxes	$9,221,419	$7,417,566	$5,376,466

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2010, 2009, AND 2008

NOTE 8: INCOME TAXES (Continued)

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30, 2010 and 2009, are presented below:

	2010	2009
Deferred assets:
Allowance for credit losses	$9,109,697	$9,068,254
Fair value adjustments	163,755	222,678
Unearned insurance commissions	26,041	7,817
State NOL's and credits	146,465	179,662
Life unearned insurance reserves	311,182	481,275
FIN 48	321,410	412,639
Other	172,844	219,535

Total deferred assets	$10,251,394	$10,591,860

Deferred liabilities:
Intangible assets	3,752,823	5,118,845
Loan origination costs	527,121	1,096,631
Depreciation	(47,152)	52,087
Other	125,501	29,331

Total deferred liabilities	4,358,293	6,296,894

Net deferred assets	$5,893,101	$4,294,966

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes it is more likely than not we will realize the benefits of those deductible differences based on the following: historical taxable income, projections for future taxable income over the periods which the deferred tax assets are deductible, the tax sharing agreements and the group of member companies which file unitary state tax returns.

        In recognition, measurement and disclosure guidance for the accounting of uncertain tax positions requires companies to recognize the tax benefits of uncertain positions only when the position is "more likely than not" to be sustained assuming examination by tax authorities. The amount recognized represents the largest amount of tax benefit that is greater than 50% likely of being ultimately realized. A liability is recognized for any benefit claimed, or expected to be claimed, in a tax return in excess of the benefit recorded in the financial statements, along with any interest and penalty (if applicable) on the excess.

        As a result of the adoption of the accounting for uncertain tax positions, we recorded a charge of approximately $294,000 to retained earnings. As of September 30, 2010 and September 30, 2009 the reserve for uncertain tax positions was approximately $0.8 million and $1.1 million, respectively. The reserve for uncertain tax positions is included in other liabilities in the consolidated balance sheet as of

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2010, 2009, AND 2008

NOTE 8: INCOME TAXES (Continued)

September 30, 2010 and September 30, 2009. We had $485,000 of unrecognized tax benefit that if realized would affect the effective tax rate. Interest and penalties recognized are recorded as a component of income tax expense in the amount of $(145,000) and $23,000 for the year ended September 30, 2010 and September 30, 2009, respectively.

        A reconciliation of unrecognized tax benefits for 2010 and 2009 is as follows:

	As of and for the Year ended September 30,
	2010	2009
Beginning balance	$645,000	$739,000
Increase of tax positions taken in prior periods	44,900	27,000
Decrease due to lapse of applicable statute of limitations	(169,700)	(121,000)

Balance end of year	$520,200	$645,000

Positions for which unrecognized benefits will decrease within next 12 months:
Lapse of applicable statute of limitations State items	$224,500	$169,000

Total	$224,500	$169,000

        In addition, we have accrued cumulative interest and penalties of approximately $287,000 and $431,000 as of September 30, 2010 and 2009, respectively.

        In general, our tax years ending September 30, 2007 and later are still subject to examination by the authorities.

NOTE 9: RELATED PARTY TRANSACTIONS

        Our Chief Executive Officer, Thomas H. Holcom, Jr., and certain immediate family members own investment notes issued by us. Amounts held by these related parties totaled $554,074 and $3,720 at September 30, 2010 and 2009 respectively. These investment notes will mature in 2011 and 2012, and bear a weighted average interest rate of 7.81% (See Note 7 to the consolidated financial statements).

        We entered into a LSMS Agreement with MBD in June 2009. Under the LSMS agreement, we buy certain military loans that MBD originates and receives management and record keeping services. Total loans purchased from MBD, pursuant to the LSMS agreement were $240,871,321 and $225,538,247 for fiscal 2010 and 2009, respectively. Total expenses paid to MBD, for services received for management and record keeping services pursuant to the LSMS agreement were $39,955,918 and $37,446,150 for fiscal 2010 and 2009, respectively.

NOTE 10: LITIGATION

        We are subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not have a material adverse effect on the financial position or results of operations.

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2010, 2009, AND 2008

NOTE 11: DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

        A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that creates a contractual obligation or right to deliver or receive cash or another financial instrument from a second entity on potentially favorable or unfavorable terms.

        Fair value estimates are made at a point in time, based on relevant market data and information about the financial instrument. Fair values should be calculated based on the value of one trading unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications, estimated transaction costs that may result from bulk sales or the relationship between various financial instruments. No readily available market exists for a significant portion of our financial instruments. Fair value estimates for these instruments are based on judgments regarding current economic conditions, currency and interest rate risk characteristics, loss experience, and other factors. Many of these estimates involve uncertainties and matters of significant judgment and cannot be determined with precision. Therefore, the calculated fair value estimates in many instances cannot be substantiated by comparison to independent markets and, in many cases, may not be realizable in a current sale of the instrument. Changes in assumptions could significantly affect the estimates.

        The following methods and assumptions were used to estimate the fair value of its financial instruments:

        Cash and Cash Equivalents—Carrying value approximates fair value due to their liquid nature.

        Investment Securities—Fair value for investment securities are based on quoted market prices.

        Finance Receivables—The fair values of finance receivables is estimated by discounting future cash flows using current rates at which similar finance receivables would be made to borrowers with similar credit ratings and for the same remaining maturities. The carrying amount of finance receivables approximate fair value due to their stated interest rates approximating a market rate for instruments with similar remaining maturities and credit profiles.

        Revolving Line of Credit—The carrying amounts of a revolving line of credit approximate their fair value due to the variable interest rates.

        Amortizing Term Notes—The fair value of the amortizing term notes with fixed interest rates are estimated using the discounted cash flow analysis based on our current incremental borrowing rates for similar types of borrowing arrangements.

        Investment Notes—The fair value of investment notes is estimated by discounting future cash flows using current rates at which similar investment notes would be offered to lenders for the same remaining maturities.

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2010, 2009, AND 2008

NOTE 11: DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The carrying amounts and estimated fair values of our financial instruments at September 30, 2010 and 2009 are as follows:

	As of September 30, 2010		As of September 30, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents—non-restricted	$1,938,610	$1,938,610	$3,311,478	$3,311,478
Cash and cash equivalents—restricted	669,391	669,391	114,058	114,058
Investment securities—restricted	6,009,301	6,009,301	8,287,905	8,287,905
Investment securities—non-restricted	1,442,734	1,442,734	130,000	130,000
Finance receivables	329,957,394	331,428,149	313,930,096	313,711,224
Financial liabilities:
Revolving credit line	$21,373,000	$21,373,000	$20,770,000	$20,770,000
Amortizing term notes	210,667,743	212,024,554	221,187,023	219,281,642
Investment notes	40,028,349	38,565,892	33,306,309	33,248,428
Subordinated parent debt	11,900,000	11,900,000	—	—

        Restricted investments in debt and equity securities measured and reported at fair value are classified and disclosed in one of the following categories:

  •
  Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

  •
  Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

  •
  Level 3—Unobservable inputs reflect the Company's judgments about the assumptions market participants would use in pricing the asset or liability since limited market data exists. The Company develops these inputs based on the best information available, including the Company's own data.

        As of September 30, 2010 and 2009, our restricted investments were $6.0 million and $8.3 million, respectively, which are classified as Level 1.

NOTE 12: SUBSEQUENT EVENTS

        We have evaluated subsequent events through the time of filing these financial statements on November 30, 2010.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth expenses and costs payable by the Registrant which are expected to be incurred in connection with the issuance and distribution of the securities described in this registration statement. All amounts are estimated except for the Securities and Exchange Commission's registration fee.

Registration fee under Securities Act	$1,783
Legal fees and expenses	330,000
Accounting fees and expenses	25,000
Printing expenses	120,000
Trustee Fees	40,000
Miscellaneous Expense	108,217

Total	$625,000

Item 14.    Indemnification of Directors and Officers.

        Section 351.355 of the Missouri Statutes empowers a Missouri corporation to indemnify its officers and directors and certain other persons to the extent and under the circumstances set forth therein. The provisions of Section 351.355 are not exclusive of any other rights to which those seeking indemnification may be entitled under the articles of incorporation, the bylaws, any agreement, any shareholder or disinterested director vote, or otherwise.

        Article VI of the Registrant's Bylaws entitles officers and directors to be indemnified by the Registrant against expenses, attorney's fees, judgments, fines and amounts paid in settlement that are actually and reasonably incurred in connection with any action, suit or proceeding, including actions brought by or in the right of the Registrant, to which such persons are made or threatened to be made a party, by reason of their being a director or officer. Such right, however, may be made only as authorized by (i) a majority vote of disinterested directors, or (ii) if such quorum is not obtainable, or if obtainable, a majority thereof so directs, by independent legal counsel, or (iii) by the shareholders of the Registrant, upon a determination that the person seeking indemnification acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the Registrant, or, if the action is criminal in nature, upon a determination that the person seeking the indemnification had no reasonable cause to believe that such person's conduct was unlawful. This Article also requires the Registrant, upon authorization by the Board of Directors, to advance expenses reasonably incurred in defending such actions; provided, however, that any person seeking such an advance first provide the Registrant with an undertaking to repay any amount as to which it may be determined such person is not entitled.

        The above discussion of Section 351.355 and the Registrant's Bylaws is not intended to be exhaustive and is respectively qualified in its entirety by such statute and the Bylaws. The Registrant has insurance coverage in the amount of $2,000,000 per year insuring its directors and officers and those of its subsidiaries against certain liabilities they may incur in their capacity as directors and officers.

Item 16.    Exhibits and Financial Statement Schedules.

Exhibit No.	Description
3.1	Second Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K dated December 28, 2009).
3.2	Certificate of Amendment to Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K dated December 28, 2009).
3.3	Second Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 3.3 of the Company's Annual Report on Form 10-K for the year ended September 30, 2010).
4.1
Second Amended and Restated Indenture dated as of December 29, 2009 (incorporated by reference to Exhibit 4.1 of the Registration on Form S-1 filed with the Securities and Exchange Commission on December 31, 2009 (the "2009 Registration Statement")).
4.2	Form of investment note certificate (incorporated by reference to Exhibit 4.2 of the 2009 Registration Statement).
4.3
Secured Senior Lending Agreement dated as of June 12, 2009 among the Company, certain of the Company's subsidiaries, the listed lenders and UMB Bank, N.A., as Agent (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K dated June 18, 2009).
4.4
Amendment No. 1 to Secured Senior Lending Agreement dated as of July 27, 2009 among the Company, certain of the Company's subsidiaries, the listed lenders and UMB Bank, N.A., as Agent (incorporated by reference to Exhibit 4.5 of the Quarterly Report on Form 10-Q dated August 13, 2010).
4.5
Amendment No. 2 to Secured Senior Lending Agreement dated as of March 29, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders and UMB Bank, N.A., as Agent (incorporated by reference to Exhibit 4.6 of the Quarterly Report on Form 10-Q dated August 13, 2010).
4.6
Amendment No. 3 to Secured Senior Lending Agreement dated as of March 31, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders and UMB Bank, N.A., as Agent (incorporated by reference to Exhibit 4.7 of the Quarterly Report on Form 10-Q dated August 13, 2010).
4.7
Amendment No. 4 to Secured Senior Lending Agreement dated as of May 24, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders and UMB Bank, N.A., as Agent (incorporated by reference to Exhibit 4.8 of the Quarterly Report on Form 10-Q dated August 13, 2010).
4.8
Amendment No. 5 to Secured Senior Lending Agreement dated as of June 25, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders and UMB Bank, N.A., as Agent (incorporated by reference to Exhibit 4.9 of the Quarterly Report on Form 10-Q dated August 13, 2010)
4.9
Amendment No. 6 to Secured Senior Lending Agreement dated as of June 28, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders and UMB Bank, N.A., as Agent (incorporated by reference to Exhibit 4.10 of the Quarterly Report on Form 10-Q dated August 13, 2010).

Exhibit No.	Description
4.10	Amendment No. 7 to Secured Senior Lending Agreement dated as of June 30, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders and UMB Bank, N.A., as Agent (incorporated by reference to Exhibit 4.11of the Quarterly Report on Form 10-Q dated August 13, 2010).
4.11
Negative Pledge Agreement dated as of June 12, 2009, between MidCountry Financial Corp. and UMB Bank, N.A., as agent (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K dated June 18, 2009).
4.12
Amendment No. 8 to the Secured Senior Lending Amendment dated as of July 1, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and Page County State Bank (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).
4.13
Amendment No. 9 to the Secured Senior Lending Amendment dated as of July 8, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and CrossFirst Bank Leawood (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).
4.14
Amendment No. 10 to the Secured Senior Lending Amendment dated as of July 12, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and People's Community State Bank (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).
4.15
Amendment No. 11 to the Secured Senior Lending Amendment dated as of July 22, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and First State Bank & Trust Co. of Larned (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).
4.16
Amendment No. 12 to the Secured Senior Lending Amendment dated as of September 10, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and United Bank of Kansas (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).
4.17
Amendment No. 13 to the Secured Senior Lending Amendment dated as of September 13, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and Macon Atlanta State Bank (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).
4.18
Amendment No. 14 to the Secured Senior Lending Amendment dated as of September 15, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and Peoples Community Bank (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).
4.19
Amendment No. 15 to the Secured Senior Lending Amendment dated as of September 15, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and Blue Ridge Bank and Trust Co. (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).
4.20
Amendment No. 16 to the Secured Senior Lending Amendment dated as of October 6, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and First Community Bank (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).

Exhibit No.	Description
4.21	Amendment No. 17 to the Secured Senior Lending Amendment dated as of October 15, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and Guaranty Bank (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).
4.22
Amendment No. 18 to the Secured Senior Lending Amendment dated as of October 26, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and ONB Bank and Trust Company (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).
4.23
Amendment No. 19 to the Secured Senior Lending Amendment dated as of November 19, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and Alterra Bank (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).
4.24
Amendment No. 20 to the Secured Senior Lending Amendment dated as of December 10, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and First Federal Savings Bank of Creston, F.S.B. (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).
4.25
Amendment No. 21 to the Secured Senior Lending Amendment dated as of December 10, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and Sunflower Bank, National Association (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).
4.26
Amendment No. 22 to the Secured Senior Lending Amendment dated as of December 13, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and Enterprise Bank and Trust (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).
4.27
Amendment No. 23 to the Secured Senior Lending Amendment dated as of December 16, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and Bank of Blue Valley (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).
4.28
Amendment No. 24 to the Secured Senior Lending Amendment dated as of December 29, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and Hawthorn Bank (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).
5.1	Legal Opinion of Stinson Morrison Hecker LLP (incorporated by reference to Exhibit 5.1 of the 2009 Registration Statement).
10.1	Trademark Licensing Agreement dated October 10, 2000 between the Company and Pioneer Licensing Services, Inc. (incorporated by reference to Exhibit 10.6 of the Initial Registration Statement).
10.3	Employment Agreement dated November 29, 2010 between the Company and Thomas H. Holcom, Jr. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K dated December 3, 2010).
10.4
Employment Agreement dated February 1, 2007 between the Company and Laura V. Stack (incorporated by reference to Exhibit 10.4 of the Company's Annual Report on Form 10-K for the year ended September 30, 2008).

Exhibit No.	Description
10.5	Amended and Restated Non-Recourse Loan Sale and Master Services Agreement dated as of June 12, 2009 among MidCountry Bank through its Pioneer Military Lending Division, Pioneer Funding, listed other affiliated entities of the Company and UMB Bank, N.A (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K dated June 18, 2009).
10.6
Unlimited Continuing Guaranty, dated as of June 12, 2009, from MidCountry Financial Corp. in favor of UMB Bank, N.A., as Agent (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K dated June 18, 2009).
12	Ratio of earnings to fixed charges (incorporated by reference to Exhibit 12 of the 2009 Registration Statement).
21	Subsidiaries of the Company (incorporated by reference to Exhibit 21 of the Company's Annual Report on Form 10-K for the year ended September 30, 2009).
23.1	Consent of Deloitte & Touche LLP
23.2
Consent of Stinson Morrison Hecker LLP (incorporated by reference to Exhibit 23.2 of the 2009 Registration Statement, which provides that Exhibit 23.2 is included in Exhibit 5.1 of the 2009 Registration Statement).
25.1	Statement of eligibility of trustee (incorporated by reference to Exhibit 25.1 of the 2009 Registration Statement).

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i)
  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

  (iii)
  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  (2)
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (5)
  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

  (ii)
  If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  (6)
  The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  (i)
  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

  (ii)
  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

  (iii)
  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant; and

  (iv)
  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act of 1939, as amended, in accordance with the rules and regulations prescribed by the SEC under Section 305(b)(2) thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Missouri, on January 27, 2011.

PIONEER FINANCIAL SERVICES, INC.
/s/ THOMAS H. HOLCOM, JR. Thomas H. Holcom, Jr. Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on the dates indicated.

Name	Title	Date

/s/ THOMAS H. HOLCOM, JR. Thomas H. Holcom, Jr.	Chief Executive Officer and Director (Principal Executive Officer)	January 27, 2011
/s/ LAURA V. STACK Laura V. Stack	Chief Financial Officer, Treasurer, Asst. Secretary and Director (Principal Financial Financial Officer and Principal Accounting Officer)	January 27, 2011
/s/ JOE B. FREEMAN Joe B. Freeman	Chief Operating Officer, President and Director	January 27, 2011
/s/ ROBERT F. HATCHER Robert F. Hatcher	Director	January 27, 2011

Exhibit Index.

Exhibit No.	Description
3.1	Second Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K dated December 28, 2009).
3.2	Certificate of Amendment to Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K dated December 28, 2009).
3.3	Second Amended and Restated By-Laws of the Company (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended September 30, 2010).
4.1
Second Amended and Restated Indenture dated as of December 29, 2009 (incorporated by reference to Exhibit 4.1 of the Registration on Form S-1 filed with the Securities and Exchange Commission on December 31, 2009 (the "2009 Registration Statement")).
4.2	Form of investment note certificate (incorporated by reference to Exhibit 4.2 of the 2009 Registration Statement).
4.3
Secured Senior Lending Agreement dated as of June 12, 2009 among the Company, certain of the Company's subsidiaries, the listed lenders and UMB Bank, N.A., as Agent (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K dated June 18, 2009).
4.4
Amendment No. 1 to Secured Senior Lending Agreement dated as of July 27, 2009 among the Company, certain of the Company's subsidiaries, the listed lenders and UMB Bank, N.A., as Agent (incorporated by reference to Exhibit 4.5 of the Quarterly Report on Form 10-Q dated August 13, 2010).
4.5
Amendment No. 2 to Secured Senior Lending Agreement dated as of March 29, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders and UMB Bank, N.A., as Agent (incorporated by reference to Exhibit 4.6 of the Quarterly Report on Form 10-Q dated August 13, 2010).
4.6
Amendment No. 3 to Secured Senior Lending Agreement dated as of March 31, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders and UMB Bank, N.A., as Agent (incorporated by reference to Exhibit 4.7 of the Quarterly Report on Form 10-Q dated August 13, 2010).
4.7
Amendment No. 4 to Secured Senior Lending Agreement dated as of May 24, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders and UMB Bank, N.A., as Agent (incorporated by reference to Exhibit 4.8 of the Quarterly Report on Form 10-Q dated August 13, 2010).
4.8
Amendment No. 5 to Secured Senior Lending Agreement dated as of June 25, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders and UMB Bank, N.A., as Agent (incorporated by reference to Exhibit 4.9 of the Quarterly Report on Form 10-Q dated August 13, 2010)
4.9
Amendment No. 6 to Secured Senior Lending Agreement dated as of June 28, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders and UMB Bank, N.A., as Agent (incorporated by reference to Exhibit 4.10 of the Quarterly Report on Form 10-Q dated August 13, 2010).
4.10
Amendment No. 7 to Secured Senior Lending Agreement dated as of June 30, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders and UMB Bank, N.A., as Agent (incorporated by reference to Exhibit 4.11of the Quarterly Report on Form 10-Q dated August 13, 2010).

Exhibit No.	Description
4.11	Negative Pledge Agreement dated as of June 12, 2009, between MidCountry Financial Corp. and UMB Bank, N.A., as agent (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K dated June 18, 2009).
4.12
Amendment No. 8 to the Secured Senior Lending Amendment dated as of July 1, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and Page County State Bank (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).
4.13
Amendment No. 9 to the Secured Senior Lending Amendment dated as of July 8, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and CrossFirst Bank Leawood (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).
4.14
Amendment No. 10 to the Secured Senior Lending Amendment dated as of July 12, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and People's Community State Bank (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).
4.15
Amendment No. 11 to the Secured Senior Lending Amendment dated as of July 22, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and First State Bank & Trust Co. of Larned (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).
4.16
Amendment No. 12 to the Secured Senior Lending Amendment dated as of September 10, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and United Bank of Kansas (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).
4.17
Amendment No. 13 to the Secured Senior Lending Amendment dated as of September 13, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and Macon Atlanta State Bank (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).
4.18
Amendment No. 14 to the Secured Senior Lending Amendment dated as of September 15, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and Peoples Community Bank (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).
4.19
Amendment No. 15 to the Secured Senior Lending Amendment dated as of September 15, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and Blue Ridge Bank and Trust Co. (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).
4.20
Amendment No. 16 to the Secured Senior Lending Amendment dated as of October 6, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and First Community Bank (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).
4.21
Amendment No. 17 to the Secured Senior Lending Amendment dated as of October 15, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and Guaranty Bank (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).
4.22
Amendment No. 18 to the Secured Senior Lending Amendment dated as of October 26, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and ONB Bank and Trust Company (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).

Exhibit No.	Description
4.23	Amendment No. 19 to the Secured Senior Lending Amendment dated as of November 19, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and Alterra Bank (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).
4.24
Amendment No. 20 to the Secured Senior Lending Amendment dated as of December 10, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and First Federal Savings Bank of Creston, F.S.B. (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).
4.25
Amendment No. 21 to the Secured Senior Lending Amendment dated as of December 10, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and Sunflower Bank, National Association (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).
4.26
Amendment No. 22 to the Secured Senior Lending Amendment dated as of December 13, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and Enterprise Bank and Trust (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).
4.27
Amendment No. 23 to the Secured Senior Lending Amendment dated as of December 16, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and Bank of Blue Valley (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).
4.28
Amendment No. 24 to the Secured Senior Lending Amendment dated as of December 29, 2010 among the Company, certain of the Company's subsidiaries, the listed lenders, UMB Bank, N.A., as Agent and Hawthorn Bank (incorporated by reference to Exhibit 4.12 to Form S-1 filed with the SEC on January 18, 2011).
5.1	Legal Opinion of Stinson Morrison Hecker LLP (incorporated by reference to Exhibit 5.1 of the 2009 Registration Statement).
10.1	Trademark Licensing Agreement dated October 10, 2000 between the Company and Pioneer Licensing Services, Inc. (incorporated by reference to Exhibit 10.6 of the Initial Registration Statement).
10.3	Employment Agreement dated November 29, 2010 between the Company and Thomas H. Holcom, Jr. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K dated December 3, 2010).
10.4
Employment Agreement dated February 1, 2007 between the Company and Laura V. Stack (incorporated by reference to Exhibit 10.4 of the Company's Annual Report on Form 10-K for the year ended September 30, 2008).
10.5
Amended and Restated Non-Recourse Loan Sale and Master Services Agreement dated as of June 12, 2009 among MidCountry Bank through its Pioneer Military Lending Division, Pioneer Funding, listed other affiliated entities of the Company and UMB Bank, N.A (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K dated June 18, 2009).
10.6
Unlimited Continuing Guaranty, dated as of June 12, 2009, from MidCountry Financial Corp. in favor of UMB Bank, N.A., as Agent (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K dated June 18, 2009).
12	Ratio of earnings to fixed charges (incorporated by reference to Exhibit 12 of the 2009 Registration Statement).

Exhibit No.	Description
21	Subsidiaries of the Company (incorporated by reference to Exhibit 21 of the Company's Annual Report on Form 10-K for the year ended September 30, 2009).
23.1	Consent of Deloitte & Touche LLP
23.2
Consent of Stinson Morrison Hecker LLP (incorporated by reference to Exhibit 23.2 of the 2009 Registration Statement, which provides that Exhibit 23.2 is included in Exhibit 5.1 of the 2009 Registration Statement).
25.1	Statement of eligibility of trustee (incorporated by reference to Exhibit 25.1 of the 2009 Registration Statement).